As filed with the Securities and Exchange           Registration No. 333-_____
Commission on June 14, 2002                        Registration No. 811-05626
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                    REGISTRATION STATEMENT UNDER THE SECURITIES
                                    ACT OF 1933
                                     Initial


                    REGISTRATION STATEMENT UNDER THE INVESTMENT
                                 COMPANY ACT OF 1940
                                  Amendment No. 133

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              Linda E. Senker, Esq.
                               1475 Dunwoody Drive
                                West Chester, PA             19380-1478
      (Address of Depositor's Principal Executive Offices)   (Zip Code)
      Depositor's Telephone Number, including Area Code (610) 425-3400


                     (Name and Address of Agent for Service)

-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement

Title of Securities Being Registered:
Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

ING  VARIABLE  ANNUITIES


GOLDEN AMERICAN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                   PROFILE OF

     RETIREMENT SOLUTIONS -- ING ROLLOVER CHOICE PLUS/SM/ VARIABLE ANNUITY

            DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT

                                     , 2002

1.   THE ANNUITY CONTRACT

The Contract offered in this prospectus is a deferred combination variable and fixed annuity contract between you and Golden American Life Insurance Company. The Contract provides a means for you to invest on a tax-deferred basis in (i) one or more of the mutual fund investment portfolios through our Separate Account B and/or (ii) in a Fixed Account of Golden American with guaranteed interest periods. The investment portfolios are listed on below. Generally, the investment portfolios are designed to offer a better return than the Fixed Account. However, this is NOT guaranteed. The Fixed Account is described in a separate prospectus titled Fixed Account II. You may not make any money, and you can even lose the money you invest in the investment portfolios.

The Contract offers a choice of death benefit options. You may choose from two option packages which determine your death benefit and annual free withdrawal amount. Your choice of option package will affect your mortality and expense risk charge.

121821                                                   ROLLOVER CHOICE PROFILE
ING RETIREMENT SOLUTIONS

The differences are summarized as follows:

--------------------- ------------------------------ ---------------------------
                      OPTION PACKAGE I               OPTION PACKAGE II
--------------------- ------------------------------ ---------------------------
MORTALITY AND
EXPENSE RISK CHARGE   0.60%                          0.80%
--------------------- ------------------------------ ---------------------------
DEATH BENEFIT         The greater of:                The greatest of:
                      (1) the Standard Death         (1) the Standard Death
                          Benefit on the claim           Benefit on the claim
                          date; or                       date; or
                      (2) the contract value.        (2) the contract value; or
                                                     (3) the Annual Ratchet
                                                         death benefit on the
                                                         claim date.
--------------------- ------------------------------ ---------------------------
FREE WITHDRAWALS      10% of your contract value     10% of your contract value
                      each contract year,            each contract year,
                      non-cumulative                 non-cumulative
--------------------- ------------------------------ ---------------------------

Please see "Purchase and Availability of the Contract", "Death Benefit During the Accumulation Phase", and "Free Withdrawal Amount" for a complete description of the features of each option package.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the date on which you start receiving the income phase payments under your Contract. The amounts you accumulate during the accumulation phase will determine the amount of income phase payments you will receive. The income phase begins on the income phase start date, which is the date you start receiving regular income phase payments from your Contract. You determine (1) the amount and frequency of premium payments, (2) your investment allocations, (3) transfers between investment options, (4) the type of income phase payment to be paid after the accumulation phase, (5) the beneficiary who will receive the death benefits, (6) the type of death benefit, and (7) the amount and frequency of withdrawals.

2.   THE INCOME PHASE

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

     o Receive income phase payments for a specified period of time or for life;

     o Receive income phase payments monthly, quarterly, semi-annually or annually;

     o Select an income phase payment option that provides for payments to your beneficiary; or

     o Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

3.   PURCHASE (BEGINNING OF THE ACCUMULATION PHASE)

The minimum initial payment to purchase the Contract is $5,000. Currently, this payment may be made either by funds from qualified or non-qualified external sources ("external sources") or by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

The Contract may not be available for purchase through all of these sources at all times. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Package II.

You may make additional premium payments until the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum initial and additional premium payment requirement. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

Who may purchase this Contract? The Contract may currently be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code") or as a Roth IRA under section 408A of the Code. The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other benefits including death benefits and the ability to receive a lifetime income. See "Expenses" in this profile.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral, and you see no other reason to purchase this Contract.

Replacing your existing annuity contract(s) with the Contract may not be beneficial to you. Your existing Contract may be subject to fees or penalties on surrender.

4.   THE INVESTMENT PORTFOLIOS

You can direct your money into (1) the Fixed Account with guaranteed interest periods of 1, 3, 5, 7 and 10 years (subject to availability), and/or (2) into any one or more of the following mutual fund investment portfolios through our Separate Account B. Keep in mind that while an investment in the Fixed Account earns a fixed interest rate, an investment in any investment portfolio, depending on market conditions, may cause you to make or lose money. The investment portfolios available under your Contract are:


THE GCG TRUST                                                          ING VARIABLE PORTFOLIOS, INC.
   Core Bond Series                                                       ING VP Growth Portfolio(1) (S Class)
   Liquid Asset Series                                                    ING VP Index Plus LargeCap Portfolio(1) (Class S)
   Total Return Series                                                    ING VP Index Plus MidCap Portfolio(1) (Class S)
AIM VARIABLE INSURANCE FUNDS                                              ING VP Index Plus SmallCap Portfolio(1) (Class S)
   AIM V.I. Capital Appreciation Fund (Series II)                         ING VP International  Equity  Portfolio(1) (Class S)
   AIM V.I. Core Equity Fund (Series II)                                  ING VP Small Company Portfolio(1) (Class S)
   AIM V.I. Premier Equity Fund (Series II)                               ING VP Value Opportunity Portfolio(1)
FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND                                 (Class S)
   Fidelity(R) VIP Equity-Income Portfolio                             ING VARIABLEPRODUCTS TRUST
   Fidelity(R) VIP Growth Portfolio                                       ING VP Growth Opportunities Portfolio(1)
   Fidelity(R) VIP Contrafund(R) Portfolio (Class S)                      ING VP International Value Portfolio(1)
   Fidelity(R) VIP Overseas Portfolio                                        (Class S)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                      ING VP MidCap Opportunities Portfolio(1)
   Franklin Small Cap Value Securities Fund (Class 2)                        (Class S)
ING GET FUND                                                              ING VP SmallCap Opportunities Portfolio(1)
   ING GET Fund                                                              (Class S)
ING PARTNERS, INC.                                                     JANUS ASPEN SERIES
   ING Alger Aggressive Growth Portfolio(1) (Service Class)               Janus Aspen Series Balanced Portfolio
   ING Alger Growth Portfolio(1) (Service Class)                             (Service Class)
   ING American Century Small Cap Value Portfolio                         Janus Aspen Series Flexible Income Portfolio
      (Service Class)                                                        (Service Class)
   ING Baron Small Cap Growth Portfolio (Service Class)                   Janus Aspen Series Growth Portfolio
   ING Goldman Sachs Capital Growth Portfolio(1) (Service Class)             (Service Class)
   ING JP Morgan Mid Cap Value Portfolio (Service Class)                  Janus Aspen Series Worldwide Growth Portfolio
   ING MFS Capital Opportunities Portfolio(1) (Service Class)                (Service Class)
   ING MFS Global Growth Portfolio (Service Class)                     OPPENHEIMER VARIABLE ACCOUNT FUNDS
   ING MFS Research Portfolio(1) (Service Class)                          Oppenheimer Global Securities Fund/VA
   ING OpCap Balanced Value Portfolio(1) (Service Class)                     (Service Class)
   ING PIMCO Total Return Portfolio (Service Class)                       Oppenheimer Strategic Bond Fund/VA
   ING Salomon Bros. Capital Portfolio(1) (Service Class)                    (Service Class)
   ING Salomon Bros. Investors Value Portfolio(1) (Service Class)      PIONEER VARIABLE CONTRACTS TRUST
   ING Scudder International Growth Portfolio(1) (Service Class)          Pioneer Equity-Income VCT Portfolio (Class II)
   ING T. Rowe Price Growth Equity Portfolio(1) (Service Class)           Pioneer Fund VCT Portfolio (Class II)
   ING UBS Tactical Asset Allocation Portfolio(1) (Service Class)         Pioneer Mid-Cap Value VCT Portfolio (Class II)
   ING Van Kampen Comstock Fund (Service Class)

     (1) Effective May 1, 2002, this fund has changed its name. Please see Appendix A.

RESTRICTED FUNDS. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. For more detailed information, see "Restricted Funds" in the prospectus for the Contract.

5.   EXPENSES

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a daily asset charge, consisting of a mortality and expense risk charge and an asset-based administrative charge, and an annual contract administrative charge of $30. We deduct the daily asset charge daily directly from your contract value in the investment portfolios. We will also make a daily deduction, during the guarantee period, of a guarantee charge, equal on an annual basis to the percentage shown below, from amounts allocated to the GET Fund.

The mortality and expense risk charge and the asset-based administrative charge, on an annual basis, are as follows:

     ---------------------------------------------------------------------------
                                                   OPTION              OPTION
                                                 PACKAGE I           PACKAGE II
     ---------------------------------------------------------------------------
      Mortality & Expense Risk Charge              0.60%                0.80%
      Asset-Based Administrative Charge            0.15%                0.15%
                                                   -----                -----
          Total                                    0.75%                0.95%
     ---------------------------------------------------------------------------
      GET Fund Guarantee Charge*                   0.50%                0.50%
          Total With GET Fund Guarantee Charge     1.25%                1.45%
     ---------------------------------------------------------------------------

       *applied to amounts invested in the GET Fund investment option only

Each investment portfolio has charges for investment management fees and other expenses. These charges, which vary by investment portfolio, currently range from 0.54% to 1.65% annually (see following table) of the portfolio's average daily net asset balance.

If you withdraw money from your Contract, or if you begin receiving annuity payments, we may deduct a premium tax of 0%-3.5% to pay to your state.

SURRENDER CHARGE

Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Transfers from External Sources, Internal Transfers when the Prior Contract had an applicable surrender charge, and additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; and 2) your minimum required distribution ("MRD")attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED                   0        1       2       3+
        SINCE PREMIUM PAYMENT*

    SURRENDER CHARGE                         3%      2%       1%      0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, see "Charges Deducted From Contract Value -- Surrender Charge" in the prospectus.

The following table is designed to help you understand the Contract charges. The "Total Annual Insurance Charges" column reflects the mortality and expense risk charge (based on Option Package II), the asset-based administrative charge and the annual contract administrative charge as 0.06% (based on an average contract value of $49,000). The "Total Annual Investment Portfolio Charges" column reflects the portfolio charges for each portfolio (after any applicable waivers or reductions) and is based on actual expenses as of December 31, 2001, except for (i) portfolios that commenced operations during 2001 where the charges have been estimated, and (ii) newly formed portfolios where the charges have been estimated. Expenses for the GET Fund also reflect the asset-based GET Fund guarantee charge of 0.50% of assets in the GET Fund. Because a GET Fund series has a five year period to maturity, no GET Fund expenses are included in the 10 year example for the GET Fund. The column "Total Annual Charges" reflects the sum of the previous two columns. The columns under the heading "Examples" show you how much you would pay under the Contract for a 1-year period and for a 10-year period.

As required by the Securities and Exchange Commission, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of Year 1 or at the end of Year 10 (based on Option Package II). The 1 Year examples below include a 3% surrender charge. For Years 1 and 10, the examples show the total annual charges assessed during that time and assume that you have elected Option Package II. For these examples, the premium tax is assumed to be 0%.


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                                                     TOTAL ANNUAL                                     EXAMPLES:
                                                                                                      --------
                                 TOTAL ANNUAL         INVESTMENT            TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO           ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES            CHARGES           1 YEAR           10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 THE GCG TRUST
 Core Bond                           1.16%              1.01%              2.17%               $82             $250
 Liquid Asset                        1.16%              0.54%              1.70%               $77             $201
 Total Return                        1.16%              0.89%              2.05%               $81             $238

 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. Capital
   Appreciation                      1.16%              1.10%              2.26%               $83             $260
 AIM V.I. Core Equity                1.16%              1.07%              2.23%               $83             $256
 AIM V.I. Premier Equity             1.16%              1.10%              2.26%               $83             $260

 FIDELITY(R) VARIABLE INSURANCE PRODUCT FUND
 Fidelity(R)VIP Equity-Income         1.16%              0.84%              2.00%               $80             $233
 Fidelity(R)VIP Growth                1.16%              0.93%              2.09%               $81             $242
 Fidelity(R)VIP Contrafund(R)         1.16%              0.94%              2.10%               $81             $243
 Fidelity(R)VIP Overseas              1.16%              1.18%              2.34%               $84             $268

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Small Cap Value
   Securities                        1.16%              1.02%              2.18%               $82             $251

 ING GET FUND
 ING GET Fund                        1.16%              1.00%              2.16%               $87              N/A

 ING PARTNERS, INC.
 ING Alger Aggressive Growth         1.16%              1.30%              2.46%               $85             $280
 ING Alger Growth                    1.16%              1.25%              2.41%               $84             $275
 ING American Century Small
   Cap Value                         1.16%              1.65%              2.81%               $88             $314
 ING Baron Small Cap Growth          1.16%              1.50%              2.66%               $87             $299
 ING Goldman Sachs Capital
   Growth                            1.16%              1.30%              2.46%               $85             $280
 ING JP Morgan Mid Cap Value         1.16%              1.35%              2.51%               $85             $285
 ING MFS Capital
   Opportunities                     1.16%              1.15%              2.31%               $83             $265
 ING MFS Global Growth               1.16%              1.45%              2.61%               $86             $294
 ING MFS Research                    1.16%              1.09%              2.25%               $83             $258
 ING OpCap Balanced Value            1.16%              1.25%              2.41%               $84             $275
 ING PIMCO Total Return              1.16%              1.10%              2.26%               $83             $260
 ING Salomon Bros. Capital           1.16%              1.35%              2.51%               $85             $285
 ING Salomon Bros. Investors
   Value                             1.16%              1.25%              2.41%               $84             $275
 ING Scudder International
   Growth                            1.16%              1.25%              2.41%               $84             $275
 ING T. Rowe Price Growth
   Equity                            1.16%              1.00%              2.16%               $82             $249
 ING UBS Tactical Asset
   Allocation                        1.16%              1.35%              2.51%               $85             $285
 ING Van Kampen Comstock             1.16%              1.20%              2.36%               $84             $270
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                                                     TOTAL ANNUAL                                     EXAMPLES:
                                                                                                      --------
                                 TOTAL ANNUAL         INVESTMENT            TOTAL           TOTAL CHARGES AT THE END OF:
                                   INSURANCE           PORTFOLIO           ANNUAL
 INVESTMENT PORTFOLIO               CHARGES             CHARGES            CHARGES           1 YEAR           10 YEARS
----------------------------------------------------------------------------------------------------------------------------

 ING VARIABLE PORTFOLIOS, INC.
 ING VP Growth                       1.16%              0.94%              2.10%               $81             $243
 ING VP Index Plus
   LargeCap                          1.16%              0.69%              1.85%               $79             $217
 ING VP Index Plus MidCap            1.16%              0.80%              1.96%               $80             $229
 ING VP Index Plus SmallCap          1.16%              0.85%              2.01%               $80             $234
 ING VP International Equity         1.16%              1.39%              2.55%               $86             $289
 ING VP Small Company                1.16%              1.10%              2.26%               $83             $260
 ING VP Value Opportunity            1.16%              0.96%              2.12%               $82             $245

 ING VARIABLE PRODUCTS TRUST
 ING VP Growth Opportunities         1.16%              1.10%              2.26%               $83             $260
 ING VP International Value          1.16%              1.20%              2.36%               $84             $270
 ING VP MidCap Opportunities         1.16%              1.10%              2.26%               $83             $260
 ING VP SmallCap
   Opportunities                     1.16%              1.10%              2.26%               $83             $260

 JANUS ASPEN SERIES
 Janus Aspen Series Balanced         1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series Flexible
   Income                            1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series Growth           1.16%              0.91%              2.07%               $81             $240
 Janus Aspen Series
   Worldwide Growth                  1.16%              0.94%              2.10%               $81             $243

 OPPENHEIMER VARIABLE ACCOUNT FUNDS
 Oppenheimer Global Securities
   Fund/VA                           1.16%              0.95%              2.11%               $81             $244
 Oppenheimer Strategic Bond
   Fund/VA                           1.16%              1.02%              2.18%               $82             $251

 PIONEER VARIABLE CONTRACTS TRUST
 Pioneer Equity-Income VCT           1.16%              1.02%              2.18%               $82             $251
 Pioneer Fund VCT                    1.16%              1.04%              2.20%               $82             $253
 Pioneer Mid-Cap Value VCT           1.16%              1.11%              2.27%               $83             $261
----------------------------------------------------------------------------------------------------------------------------


The "Total Annual Investment Portfolio Charges" column above reflects current expense reimbursements for applicable investment portfolios. For more detailed information, see "Fees and Expenses" in the prospectus.

6.   TAXES

Under a qualified Contract, your premiums are generally pre-tax contributions and accumulate on a tax-deferred basis. Premiums and earnings are generally taxed as income when you make a withdrawal or begin receiving annuity payments, presumably when you are in a lower tax bracket.

Under a non-qualified contract, premiums are paid with after-tax dollars, and any earnings will accumulate tax-deferred. You will generally be taxed on these earnings, but not on premiums, when you make a withdrawal, begin receiving annuity payments, or we pay a death benefit.

For owners of most qualified Contracts, when you reach age 70 1/2 (or, in some cases, retire), you will be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts at your request.

If you are younger than 59 1/2 when you take money out, in most cases, you will be charged a 10% federal penalty tax on the taxable amount withdrawn.

7.   WITHDRAWALS

You can withdraw your money at any time during the accumulation phase. You may elect in advance to take systematic withdrawals which are described on page 10. Withdrawals above the free withdrawal amount may be subject to a surrender charge. We will apply a market value adjustment if you withdraw your money from the Fixed Account more than 30 days before the applicable maturity date. Income taxes and a penalty tax may apply to amounts withdrawn.

8.   PERFORMANCE

The value of your Contract will fluctuate depending on the investment performance of the portfolio(s) you choose. The following chart shows average annual total return for each portfolio that was in operation for the entire year of 2001. These numbers reflect the deduction of the mortality and expense risk charge (based on Option II), the asset-based administrative charge and the annual contract fee, but do not reflect deductions for any surrender charges. If surrender charges were reflected, they would have the effect of reducing performance. Please keep in mind that past performance is not a guarantee of future results.

[Insert performance chart]

9.   DEATH BENEFIT

The death benefit is payable when the contract owner (or annuitant if a contract owner is not an individual) dies. If you die during the accumulation phase, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the death benefit under the option package that you have chosen. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death, as well as required claim forms, at our Customer Service Center (the "claim date"). If your beneficiary elects to delay receipt of the death benefit until a date after the time of your death, the amount of the benefit payable in the future may be affected. If you die after the income phase start date and you are the annuitant, your beneficiary will receive the death benefit you chose under the annuity option then in effect. Please see "Federal Tax Considerations" in the prospectus.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

There are two option packages available under your Contract. You select an option package at the time of application. The differences in the death benefits under the two option packages are summarized as follows:

  ---------------- ------------------------ ----------------------------------
                   OPTION PACKAGE I         OPTION PACKAGE II
  ---------------- ------------------------ ----------------------------------
  DEATH BENEFIT    The greater of:          The greatest of:
                   1) the Standard Death     1) the Standard Death Benefit; or
                      Benefit; or            2) the contract value; or
                   2) the contract value.    3) the Annual Ratchet
                                                death benefit.
  ---------------- ------------------------ ----------------------------------

For purposes of calculating the death benefits, certain investment portfolios may be designated as "Special Funds." Selecting a Special Fund may limit or reduce the death benefit. Currently, no investment portfolios have been designated as Special Funds.

We may in the future stop or suspend offering any of the option packages to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit. Please see "Death Benefit Choices" in the prospectus for details on the calculation of the death benefits and further details on the effect of withdrawals and transfers to Special Funds on the calculation of the death benefits.

TRANSFERABILITY.  You may transfer from one option package to another.

     o    Transfers may only occur on a contract anniversary.

     o A written request for the transfer must be received by us within 60 days before a contract anniversary.

     o    Certain minimum contract values must be met.

See "Transfers Between Option Packages" in the Prospectus for more information on transferability and the impact of transfers between option packages on your death benefit. Note: All death benefits may not be available in every state.

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Keep in mind that selecting a Special Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during the period contract value is allocated to a Special Fund.

10.   OTHER INFORMATION

     FREE LOOK. If you cancel the Contract within 10 days after you receive it, you will receive a refund of the adjusted contract value. We determine your contract value at the close of business on the day we receive your written refund request. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the Contract, and in some states, we are required to return to you the amount of the premium paid (rather than the contract value) in which case you will not be subject to investment risk during the free look period. Also, in some states, you may be entitled to a longer free look period.

     TRANSFERS AMONG INVESTMENT PORTFOLIOS AND THE FIXED ACCOUNT. You can make transfers among your investment portfolios and your investment in the Fixed Account as frequently as you wish without any current tax implications. Transfers to a GET Fund series may only be made during the offering period for that GET Fund Series. See "GET Fund" in the prospectus. The minimum amount for a transfer is $100. There is currently no charge for transfers, and we do not limit the number of transfers allowed. The Company may, in the future, charge a $25 fee for any transfer after the twelfth transfer in a contract year or limit the number of transfers allowed. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.

Keep in mind that a transfer or withdrawal may cause a market value adjustment. A market value adjustment could increase or decrease your contract value and/or the amount you transfer or withdraw. Transfers between Special Funds and Non-Special Funds will impact your death benefit and benefits under an optional benefit rider, if any. Also, a transfer to a Restricted Fund will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. Transfers from Restricted Funds are not limited. If the result of multiple transfers is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit. See "Restricted Funds" in the prospectus for more information.

     NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate. See "Federal Tax Considerations -- Taxation of Death Benefit Proceeds" in the prospectus for the Contract.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. There is no additional charge for these features. These include:

          Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in the investment portfolios each month, which may give you a lower average cost per unit over time than a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. This option is currently available only if you have $1,200 or more in the Liquid Asset investment portfolio or in the Fixed Account with either a 6-month or 1-year guaranteed interest period. Transfers from the Fixed Account under this program will not be subject to a market value adjustment. If you invest in Restricted Funds, your ability to dollar cost average may be limited. Please see "Transfers Among Your Investments" in the prospectus for more complete information. See the Fixed Account II prospectus.

          Systematic Withdrawals. During the accumulation phase, you can arrange to have money sent to you at regular intervals throughout the year. Within limits these withdrawals will not result in any surrender charge. Withdrawals from your money in the Fixed Account under this program are not subject to a market value adjustment. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. If you invest in Restricted Funds, your systematic withdrawals may be affected. Please see "Withdrawals" in the prospectus for more complete information. See the Fixed Account II prospectus.

          Automatic Rebalancing. If your contract value is $10,000 or more, you may elect to have the Company automatically readjust the money between your investment portfolios periodically to keep the blend you select. Investments in the Fixed Account are not eligible for automatic rebalancing. If you invest in Restricted Funds, automatic rebalancing may be affected. Please see "Transfers Among Your Investments" in the prospectus for more complete information. See the Fixed Account II prospectus.

11.   INQUIRIES

If you need more information after reading this profile and the prospectus, please contact us at:

     CUSTOMER SERVICE CENTER
     P.O. BOX 2700
     WEST CHESTER, PENNSYLVANIA  19380
     (800) 366-0066

or your registered representative.

--------------------------------------------------------------------------------

   GOLDEN AMERICAN LIFE INSURANCE COMPANY
   SEPARATE ACCOUNT B OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

              RETIREMENT SOLUTIONS -- ING ROLLOVER CHOICE PLUS/SM/
                                VARIABLE ANNUITY

           DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY PROSPECTUS

--------------------------------------------------------------------------------


                                                                         , 2002

     This prospectus describes Retirement Solutions -- ING Rollover Choice Plus Variable Annuity, a group and individual deferred variable annuity contract (the "Contract") offered by Golden American Life Insurance Company (the "Company," "we" or "our"). The Contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("non-qualified Contracts"). The Contract currently may be purchased with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The Contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Code") or as a Roth IRA under section 408A The Contract is not currently available as a Simplified Employer Pension (SEP) plan under 408(k) or as a Simple IRA under section 408(p).

     The Contract provides a means for you to invest your premium payments in one or more of the available mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. The investment portfolios available under your Contract and the portfolio managers are listed on the back of this cover.

     For Contracts sold in some states, some guaranteed interest periods or subaccounts may not be available. You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or, for IRA's or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

     REPLACING AN EXISTING ANNUITY WITH THE CONTRACT MAY NOT BE BENEFICIAL TO YOU. YOUR EXISTING ANNUITY MAY BE SUBJECT TO FEES OR PENALTIES ON SURRENDER, AND THE CONTRACT MAY HAVE NEW CHARGES.

     This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated, , 2002, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 2700, West Chester, Pennsylvania 19380 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN ANY SUBACCOUNT THROUGH A TRUST OF FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

--------------------------------------------------------------------------------
            THE INVESTMENT PORTFOLIOS AND THE MANAGERS ARE LISTED ON
                            THE BACK OF THIS COVER.
--------------------------------------------------------------------------------

RS Rollover Choice-121821
     The investment portfolios available under your Contract and the portfolio managers are:

A I M ADVISORS, INC.                                             JANUS CAPITAL CORPORATION
   AIM V.I. Capital Appreciation Fund                               Janus Aspen Series Balanced Portfolio
   AIM V.I. Core Equity Fund                                        Janus Aspen Series Flexible Income Portfolio
   AIM V.I. Premier Equity Fund                                     Janus Aspen Series Growth Portfolio
AMERICAN CENTURY INVESMENT MGMT. INC.                               Janus Aspen Series Worldwide Growth Portfolio
   ING American Century Small Cap Value Portfolio                MASSACHUSETTS FINANCIAL SERVICES CO.
BAMCO, INC.                                                         Total Return Series
   ING Baron Small Cap Growth Portfolio                             ING MFS Capital Opportunities Portfolio
DEUTSCHE INVESTMENT MANAGEMENT, INC.                                ING MFS Global Growth Portfolio
   ING Scudder International Growth Portfolio                       ING MFS Research Portfolio
FIDELITY MANAGEMENT & RESEARCH CO.                               OPCAP ADVISORS

   Fidelity(R)VIP Equity-Income Portfolio                            ING OpCap Balanced Value Portfolio
   Fidelity(R)VIP Growth Portfolio                                OPPENHEIMERFUNDS, INC.
   Fidelity(R)VIP II Contrafund(R)Portfolio                           Oppenheimer Global Securities Fund/VA
   Fidelity(R)VIP II Overseas Portfolio                              Oppenheimer Strategic Bond Fund/VA
FRANKLIN ADVISORY SERVICES, LLC                                  PACIFIC INVESMENT MANAGEMENT CO.
   Franklin Small Cap Value Securities Fund                         Core Bond Series
FRED ALGER MANAGEMENT, INC.                                         ING PIMCO Total Return Portfolio
   ING Alger Aggressive Growth Portfolio                         PIONEER INVESTMENT MANAGEMENT, INC.
   ING Alger Growth Portfolio                                       Pioneer Equity-Income VCT Portfolio
GOLDMAN SACHS ASSET MANAGEMENT                                      Pioneer Fund VCT Portfolio
   ING Goldman Sachs Capital Growth Portfolio                       Pioneer Mid-Cap Value VCT Portfolio
ING INVESTMENT MANAGEMENT, LLC                                   ROBERT FLEMING INC.

   Liquid Asset Series ING JP Morgan Mid Cap Value Portfolio ING INVESTMENTS,
LLC SALOMON BROTHERS ASSET MANAGEMENT, INC.

   ING GET Fund                                                     ING Salomon Bros. Capital Portfolio
   ING VP Growth Portfolio                                          ING Salomon Bros. Investors Value Portfolio
   ING VP Index Plus LargeCap Portfolio                          T. ROWE PRICE ASSOCIATES, INC.
   ING VP Index Plus MidCap Portfolio                               ING T. Rowe Price Growth Equity Portfolio
   ING VP Index Plus SmallCap Portfolio                          UBS GLOBAL ASSET MANAGEMENT
   ING VP International Equity Portfolio                            ING UBS Tactical Asset Allocation Portfolio
   ING VP Small Company Portfolio                                VAN KAMPEN
   ING VP Value Opportunity Portfolio                               ING Van Kampen Comstock Fund
   ING VP Growth Opportunities Portfolio
   ING VP International Value Portfolio
   ING VP MidCap Opportunities Portfolio
   ING VP SmallCap Opportunities Portfolio

     The above mutual fund investment portfolios are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE

         Index of Special Terms.......................................     1
         Fees and Expenses............................................     2
         Performance Information......................................    13
         Golden American Life Insurance Company.......................    15
         The Trusts and Funds.........................................    15
         Special Funds................................................    18
         Golden American Separate Account B...........................    18
              The Annuity Contract....................................    18
         Withdrawals..................................................    23
         Transfers Among Your Investments.............................    26
         Death Benefit Choices........................................    29
               Death Benefit During the Accumulation Phase............    29
                   Option Package I...................................    30
                   Option Package II..................................    30
                   Transfers Between Option Packages..................    32
               Death Benefit During the Income Phase..................    32
               Continuation After Death- Spouse.......................    32
               Continuation After Death- Non-Spouse...................    33
         Charges and Fees.............................................    33
               Charge Deduction Subaccount............................    33
               Charges Deducted from the Contract Value...............    33
                   Surrender Charge...................................    33
                   Waiver of Surrender Charge for Extended
                      Medical Care....................................    34
                   Free Withdrawal Amount.............................    34
                   Surrender Charge for Excess Withdrawals............    34
                   Premium Taxes......................................    34
                   Administrative Charge..............................    35
                   Transfer Charge....................................    35
               Charges Deducted from the Subaccounts..................    35
                   Mortality and Expense Risk Charge..................    35
                   Asset-Based Administrative Charge..................    35

--------------------------------------------------------------------------------
                          TABLE OF CONTENTS (CONTINUED)
--------------------------------------------------------------------------------

                                                                         PAGE

              Trust and Fund Expenses...................................  35
         The Income Phase...............................................  35
         Other Contract Provisions......................................  40
         Other Information..............................................  42
         Federal Tax Considerations.....................................  43
         Statement of Additional Information
               Table of Contents........................................  50
         Appendix A
               The Investment Portfolios................................  A1
         Appendix B
               Surrender Charge for Excess Withdrawals Example..........  B1
         Appendix C
               Fixed Account II.........................................  C1
         Appendix D
               Fixed Interest Division..................................  D1
         Appendix E
               Projected Schedule of GET Fund Offerings.................  E1

--------------------------------------------------------------------------------
                             INDEX OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

SPECIAL TERM                                       PAGE
Accumulation Unit                                   13
Annual Ratchet                                      31
Annuitant                                           19
Income Phase Start Date                             18
Cash Surrender Value                                22
Contract Date                                       18
Contract Owner                                      19
Contract Value                                      21
Contract Year                                       18
Free Withdrawal Amount                              34
Net Investment Factor                               13
Restricted Fund                                     15
Special Funds                                       18
Standard Death Benefit                              30


The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

TERM USED IN THIS PROSPECTUS        CORRESPONDING TERM USED IN THE CONTRACT
Accumulation Unit Value             Index of Investment Experience
Income Phase Start Date             Annuity Commencement Date
Contract Owner                      Owner or Certificate Owner
Contract Value                      Accumulation Value
Transfer Charge                     Excess Allocation Charge
Fixed Interest Allocation           Fixed Allocation
Free Look Period                    Right to Examine Period
Guaranteed Interest Period          Guarantee Period
Subaccount(s)                       Division(s)
Net Investment Factor               Experience Factor
Regular Withdrawals                 Conventional Partial Withdrawals
Withdrawals                         Partial Withdrawals

--------------------------------------------------------------------------------
                                FEES AND EXPENSES
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

SURRENDER CHARGE

The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED                   0        1       2       3+
        SINCE PREMIUM PAYMENT*

    SURRENDER CHARGE                         3%      2%       1%      0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, see "Charges Deducted From Contract Value -- Surrender Charge."

       Transfer Charge..........................   $25 per transfer, if you make
          more than 12 transfers in a contract year (We currently do not impose this charge, but may do so in the future.)

       If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE*

       Administrative Charge....................  $30
       (We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

       * We deduct this charge on each contract anniversary and on surrender. See , "The Income Phase-- Charges Deducted."

SEPARATE ACCOUNT ANNUAL CHARGES*

     ---------------------------------------------------------------------
                                                     OPTION       OPTION
                                                   PACKAGE I    PACKAGE II
     ---------------------------------------------------------------------
      Mortality & Expense Risk Charge                0.60%         0.80%
      Asset-Based Administrative Charge              0.15%         0.15%
                                                     -----         -----
          Total                                      0.75%         0.95%
     ---------------------------------------------------------------------
      GET Fund Guarantee Charge**                    0.50%         0.50%
          Total With GET Fund Guarantee Charge       1.25%         1.45%
     ---------------------------------------------------------------------

       * As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

       ** The GET Fund Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the GET Fund investment option. Please see "The Trusts and Funds- GET Fund" for a description of the GET Fund guarantee.

THE GCG TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                         FEE(1)         FEE      EXPENSES(2)   REDUCTIONS(3)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Core Bond                          1.00%        0.00%        0.01%           1.01%           0.00%          1.01%
     Liquid Asset                       0.53%        0.00%        0.00%           0.54%           0.00%          0.54%
     Total Return                       0.88%        0.00%        0.01%           0.89%           0.00%          0.89%
   -------------------------------------------------------------------------------------------------------------------------

          (1)  Annualized.

          (2)  Estimated investment advisory fee for year 2002.

          (3) DSI has agreed to a voluntary waiver of 0.05% of assets in excess of $1.3 billion with respect to the Growth Series through December 31, 2002.

          (4) DSI has agreed to a voluntary waiver of 0.05% of assets in excess of $840 million with respect to the Van Kampen Growth and Income Series through December 31, 2002.

THE AIM VARIABLE INSURANCE FUNDS EXPENSES (as a percentage of the average daily net assets of a portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     AIM V.I. Capital Appreciation
      Fund (Series II)                   0.61%        0.25%        0.24%          1.10%            0.00%          1.10%
     AIM V.I. Core Equity
     Fund (Series II)                    0.61%        0.25%        0.21%          1.07%            0.00%          1.07%
     AIM V.I. Premier Equity
     (Series II)                         0.60%        0.25%        0.25%          1.10%            0.00%          1.10%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually. Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Fidelity VIP Equity-Income
      (Service Class 2)                  0.48%        0.25%        0.10%          0.84%            0.00%          0.84%
     Fidelity VIP Growth (Service
      Class 2)                           0.58%        0.25%        0.10%          0.93%            0.00%          0.93%
     Fidelity VIP II Contrafund
      (Service Class 2)                  0.58%        0.25%        0.11%          0.94%            0.00%          0.94%
     Fidelity VIP II Overseas
      (Service Class 2)                  0.73%        0.25%        0.20%          1.18%            0.00%          1.18%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of univested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES       REDUCTIONS      REDUCTIONS    REDUCTIONS(1)
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Franklin Small Cap Value
      Securities Fund (Class 2)          0.60%        0.25%        0.20%          1.05%            0.03%          1.02%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) The Fund's Class 2 distribution plan or "Rule12b-1 plan" is described in the Fund's prospectus. The Fund's manager had agreed in advance to make a reduction of 0.03% to its fee to reflect reduced services resulting from the Fund's investment in Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. The amounts shown under "Investment Advisory Fees" and "Total Net Fund Annual Expenses" do not reflect this voluntary reduction of fees. If this reduction was reflected, the amounts shown under "Management (Advisory) Fees" and "Total Net Fund Annual Expenses" would be 0.57% and 1.02%, respectively.

THE ING GET FUND ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                         FEE(1)         FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
   ING GET Fund                          0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1)   During the offering period, the Investment Advisory Fee is 0.25%.

THE ING PARTNERS, INC. EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE      EXPENSES(1)     REDUCTIONS      REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING Alger Aggressive Growth
      (Service Class)                   0.85%        0.25%        0.20%          1.30%            0.00%          1.30%
     ING Alger Growth (Service
      Class)                            0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING American Century Small
      Cap Value (Service Class)         1.00%        0.25%        0.40%          1.65%            0.00%          1.65%
     ING Baron Small Cap Growth
      Portfolio (Service Class)         0.85%        0.25%        0.40%          1.50%            0.00%          1.50%
     ING Goldman Sachs Capital
      Growth (Service Class)            0.85%        0.25%        0.20%          1.30%            0.00%          1.30%
     ING MFS Capital Opportunities
      (Service Class)                   0.65%        0.25%        0.25%          1.15%            0.00%          1.15%
     ING MFS Global Growth (Service
      Class)                            0.60%        0.25%        0.60%          1.45%            0.00%          1.45%
     ING MFS Research (Service
      Class)                            0.70%        0.25%        0.15%          1.10%            0.00%          1.10%
     ING OpCap Balanced Value
      (Service Class)                   0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING PIMCO Total Return
      (Service Class)                   0.50%        0.25%        0.35%          1.10%            0.00%          0.10%
     ING Salomon Bros. Capital
      (Service Class)                   0.90%        0.25%        0.20%          1.35%            0.00%          1.35%
     ING Salomon Bros. Investors
      Value (Service Class)             0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING Scudder International
      Growth (Service Class)            0.80%        0.25%        0.20%          1.25%            0.00%          1.25%
     ING T. Rowe Price Growth
      Equity (Service Class)            0.60%        0.25%        0.15%          1.00%            0.00%          1.00%
     ING UBS Tactical Asset
      Allocation (Service Class)        0.90%        0.25%        0.20%          1.35%            0.00%          1.35%
     ING Van Kampen Comstock Fund
      (Service Class)                   0.60%        0.25%        0.35%          1.20%            0.00%          1.20%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Other Expenses shown in the above table are based on estimated amounts for the current fiscal year and include a Shareholder Services fee of 0.25%.

THE ING VARIABLE PORTFOLIOS, INC. ANNUAL EXPENSES (AS A PERCENTAGE OF THE AVERAGE DAILY NET ASSETS OF A PORTFOLIO):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)    REDUCTIONS(2)   REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     ING VP Growth (Class S)             0.60%        0.25%        0.09%          0.94%            0.00%          0.94%
     ING VP Index Plus LargeCap
      (Class S)                          0.35%        0.25%        0.09%          0.69%            0.00%          0.69%
     ING VP Index Plus Mid Cap
      (Class S)                          0.40%        0.25%        0.15%          0.80%            0.00%          0.80%
     ING VP Index Plus SmallCap
      (Class S)                          0.40%        0.25%        0.31%          0.96%            0.11%          0.85%
     ING VP International Equity
      (Class S)                          0.85%        0.25%        0.39%          1.49%            0.10%          1.39%
     ING VP Small Company (Class S)      0.75%        0.25%        0.10%          1.10%            0.00%          1.10%
     ING VP Value Opportunity
      (Class S)                          0.60%        0.25%        0.11%          0.96%            0.00%          0.96%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) The table above shows the estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Because Class S shares are new, these estimate are based on each Portfolio's actual operating expenses for Class R shares for the Portfolio's most recently completed fiscal year and fee waivers to which the investment advisor has agreed for each Portfolio. Because Class S shares are new, Other Expenses is the amount of the Other Expenses incurred by Class R shareholders for the year ended December 31, 2001.

       (2) ING Investments, LLC, the investment advisor to each Portfolio, has entered into written expense litigation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Total Waivers or Reductions" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

ING VARIABLE PRODUCTS TRUST ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio)(1):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE      EXPENSES(1)     REDUCTIONS     REDUCTIONS(3)   REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     ING VP Growth Opportunities
      (Class S)                         0.75%        0.25%        1.58%          2.58%            1.48%          1.10%
     ING VP International Value
      (Class S)                         1.00%        0.25%        0.53%          1.78%            0.58%          1.20%
     ING VP MidCap Opportunities
      (Class S)                         0.75%        0.25%        3.28%          4.28%            3.18%          1.10%
     ING VP SmallCap Opportunities
      (Class S)                         0.75%        0.25%        0.71%          1.71%            0.61%          1.10%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Because Class S shares are new for the International Value Portfolio, the Other Expenses are based on Class R expenses of the Portfolios.

       (2) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Total Waivers or Reductions" in the table above. For these remaining ING VP portfolios, the expense limits will continue through at least October 31, 2002.

THE JANUS ASPEN SERIES EXPENSES (as a percentage of the average daily net assets of a portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------
     Janus Aspen Series Balanced
      (Service Shares)                   0.65%        0.25%        0.01%          0.91%            0.00%          0.91%
     Janus Aspen Series Flexible
      Income (Service Shares)            0.64%        0.25%        0.02%          0.91%            0.00%          0.91%
     Janus Aspen Series Growth
      (Service Shares)                   0.65%        0.25%        0.01%          0.91%            0.00%          0.91%
     Janus Aspen Series Worldwide
      Growth (Service Shares)
                                         0.65%        0.25%        0.04%          0.94%            0.00%          0.94%
   ---------------------------------- ------------ ------------ ------------ ----------------- -------------- --------------

       (1) Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. All expenses are shown without the effect of any expense offset arrangements.

OPPENHEIMER VARIABLE ACCOUNT FUNDS ANNUAL EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE        FEE (3)     EXPENSES       REDUCTIONS      REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Oppenheimer Global Securities
      Fund/VA (Service Class)         0.64%(1)      0.25%        0.06%           0.95%           0.00%          0.95%
     Oppenheimer Strategic Bond
      Fund/VA (Service Class)         0.74%(2)      0.25%        0.03%           1.02%           0.00%          1.02%
   -------------------------------------------------------------------------------------------------------------------------

THE PIONEER VARIABLE CONTRACT TRUST EXPENSES (as a percentage of the average daily net assets of the portfolio):

   -------------------------------------------------------------------------------------------------------------------------
                                                                               TOTAL FUND                      NET FUND
                                                 DISTRIBUTION                    ANNUAL                         ANNUAL
                                                    AND/OR                      EXPENSES          TOTAL        EXPENSES
                                     INVESTMENT     SERVICE                     WITHOUT          WAIVERS         AFTER
                                      ADVISORY      (12B-1)       OTHER        WAIVERS OR          OR         WAIVERS OR
     PORTFOLIO                           FEE          FEE       EXPENSES     REDUCTIONS(1)     REDUCTIONS     REDUCTIONS
   -------------------------------------------------------------------------------------------------------------------------
     Pioneer Equity Income VCT
      (Class II)                        0.65%        0.25%        0.12%          1.02%            0.00%          1.02%
     Pioneer Fund VCT (Class II)
                                        0.65%        0.25%        0.14%          1.04%            0.00%          1.04%
     Pioneer Mid-Cap Value VCT
      (Class II)                        0.65%        0.25%        0.21%          1.11%            0.00%          1.11%
   -------------------------------------------------------------------------------------------------------------------------

       (1) Fees and expenses based on portfolio's latest fiscal year ended December 31, 2001.

THE PURPOSE OF THE FOREGOING TABLES IS TO HELP YOU UNDERSTAND THE VARIOUS COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY AND INDIRECTLY. SEE THE PROSPECTUSES OF THE ING GET FUND, ING VARIABLE PORTFOLIOS, INC., AIM VARIABLE INSURANCE FUNDS, FIDELITY VARIABLE INSURANCE PRODUCTS FUND, FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, THE GCG TRUST, JANUS ASPEN SERIES, OPPENHEIMER VARIABLE ACCOUNT FUNDS, ING VARIABLE PRODUCTS TRUST, PIONEER VARIABLE CONTRACTS TRUST, AND ING PARTNERS, INC. FOR ADDITIONAL INFORMATION ON MANAGEMENT OR ADVISORY FEES AND IN SOME CASES ON OTHER PORTFOLIO EXPENSES. Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the tables above or in the examples below.

EXAMPLES:

The following two examples are designed to show you the expenses you would pay on a $1,000 investment that earns 5% annually. Each example assumes election of Option Package II. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.06% of assets (based on an average contract value of $49,000). Expenses for the GET Fund also reflect the asset-based GET Fund guarantee charge of 0.50% of assets in the GET Fund. Because a GET Fund series has a five year period to maturity, no GET Fund expenses are shown in the 10 year expense column for the GET Fund. Each example also assumes that any applicable expense reimbursements of underlying portfolio expenses will continue for the periods shown. If Option Package I is elected instead of Option Package II used in the examples, the actual expenses will be less than those represented in the examples. Each example also assumes that all premium payments are subject to surrender charge. Note that if some or all of the amounts held under the Contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Note that surrender charges may apply if you choose to annuitize your Contract within the first 5 contract years. Thus, in the event you annuitize your Contract under circumstances which require a surrender charge, you should refer to Example 1 below which assumes applicable surrender charges.

Example 1:

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Core Bond                                          $82              $118              $146             $250
        Liquid Asset                                       $77              $104              $122             $201
        Total Return                                       $81              $114              $140             $238

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Capital Appreciation Fund                 $83              $121              $151             $260
        AIM V.I. Core Equity Fund                          $83              $120              $149             $256
        AIM V.I. Premier Equity Fund                       $83              $121              $151             $260

        FIDELITY(R) VARIABLE INSURANCE PRODUCTS
        Fidelity(R)VIP Contrafund                          $81              $116              $143             $243
        Fidelity(R)VIP Equity-Income                       $80              $113              $138             $233
        Fidelity(R)VIP Growth                              $81              $115              $142             $242
        Fidelity(R)VIP Overseas                            $84              $123              $155             $268

        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
        Franklin Small Cap Value Securities                $82              $118              $147             $251

        ING GET FUND
        ING GET Fund                                       $82              $118              $146              N/A

        ING PARTNERS, INC.
        ING Alger Aggressive Growth                        $85              $127              $161             $280
        ING Alger Growth                                   $84              $125              $159             $275
        ING American Century Small Cap Value               $88              $137              $178             $314
        ING Baron Small Cap Growth                         $87              $133              $171             $299
        ING Goldman Sachs Capital Growth                   $85              $127              $161             $280
        ING JP Morgan Mid Cap Value                        $85              $128              $164             $285
        ING MFS Capital Opportunities                      $83              $122              $154             $265
        ING MFS Global Growth                              $86              $131              $169             $294
        ING MFS Research                                   $83              $120              $150             $258
        ING OpCap Balanced Value                           $84              $125              $159             $275
        ING PIMCO Total Return                             $83              $121              $151             $260
        ING Salomon Bros. Capital                          $85              $128              $164             $285
        ING Salomon Bros. Investors Value                  $84              $125              $159             $275
        ING Scudder International Growth                   $84              $125              $159             $275
        ING T. Rowe Price Growth Equity                    $82              $118              $146             $249
        ING UBS Tactical Asset Allocation                  $85              $128              $164             $285
        ING Van Kampen Comstock                            $84              $124              $156             $270

        ING VARIABLE PORTFOLIOS, INC.
        ING VP Growth                                      $81              $116              $143             $243
        ING VP Index Plus LargeCap                         $79              $108              $130             $217
        ING VP Index Plus MidCap                           $80              $112              $136             $229
        ING VP Index Plus SmallCap                         $80              $113              $138             $234
        ING VP International Equity                        $86              $129              $166             $289
        ING VP Small Company                               $83              $121              $151             $260
        ING VP Value Opportunity                           $82              $116              $144             $245

        ING VARIABLE PRODUCTS TRUST
        ING VP Growth Opportunities                        $83              $121              $151             $260
        ING VP International Value                         $84              $124              $156             $270
        ING VP MidCap Opportunities                        $83              $121              $151             $260
        ING VP SmallCap Opportunities                      $83              $121              $151             $260

        JANUS ASPEN SERIES
        Janus Aspen Series Balanced                        $81              $115              $141             $240
        Janus Aspen Series Flexible Income                 $81              $115              $141             $240
        Janus Aspen Series Growth                          $81              $115              $141             $240
        Janus Aspen Series Worldwide Growth                $81              $116              $143             $243

        OPPENHEIMER VARIABLE ACCOUNT FUNDS
        Oppenheimer Global Securities                      $81              $116              $143             $244
        Oppenheimer Strategic Bond                         $82              $118              $147             $251

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Equity-Income VCT                          $82              $118              $147             $251
        Pioneer VCT                                        $82              $119              $148             $253
        Pioneer Mid-Cap Value VCT                          $83              $121              $152             $261
      --------------------------------------------------------------------------------------------------------------------

Example 2:

If you do not surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 invested:

      --------------------------------------------------------------------------------------------------------------------
                                                         1 YEAR           3 YEARS           5 YEARS          10 YEARS
      --------------------------------------------------------------------------------------------------------------------

        THE GCG TRUST
        Core Bond                                           $22               $68              $116             $250
        Liquid Asset                                        $17               $54              $ 92             $201
        Total Return                                        $21               $64              $110             $238

        AIM VARIABLE INSURANCE FUNDS
        AIM V.I. Capital Appreciation                       $23               $71              $121             $260
        AIM V.I. Core Equity                                $23               $70              $119             $256
        AIM V.I. Premier Equity                             $23               $71              $121             $260

        FIDELITY(R) VARIABLE INSURANCE PRODUCTS
        Fidelity(R)VIP Contrafund(R)                        $21               $66              $113             $243
        Fidelity(R)VIP Equity-Income                        $20               $63              $108             $233
        Fidelity(R)VIP Growth                               $21               $65              $112             $242
        Fidelity(R)VIP Overseas                             $24               $73              $125             $268

        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
        Franklin Small Cap Value Securities                 $22               $68              $117             $251

        ING GET FUND
        ING GET Fund                                        $22               $68              $116              N/A

        ING PARTNERS, INC.
        ING Alger Aggressive Growth                         $25               $77              $131             $280
        ING Alger Growth                                    $24               $75              $129             $275
        ING American Century Small Cap Value                $28               $87              $148             $314
        ING Baron Small Cap Growth                          $27               $83              $141             $299
        ING Goldman Sachs Capital Growth                    $25               $77              $131             $280
        ING JP Morgan Mid Cap Value                         $25               $78              $134             $285
        ING MFS Capital Opportunities                       $23               $72              $124             $265
        ING MFS Global Growth                               $26               $81              $139             $294
        ING MFS Research                                    $23               $70              $120             $258
        ING OpCap Balanced Value                            $24               $75              $129             $275
        ING PIMCO Total Return                              $23               $71              $121             $260
        ING Salomon Bros. Capital                           $25               $78              $134             $285
        ING Salomon Bros. Investors Value                   $24               $75              $129             $275
        ING Scudder International Growth                    $24               $75              $129             $275
        ING T. Rowe Price Growth Equity                     $22               $68              $116             $249
        ING UBS Tactical Asset Allocation                   $25               $78              $134             $285
        ING Van Kampen Comstock                             $24               $74              $126             $270

        ING VARIABLE PORTFOLIOS, INC.
        ING VP Growth                                       $21               $66              $113             $243
        ING VP Index Plus LargeCap                          $19               $58              $100             $217
        ING VP Index Plus MidCap                            $20               $62              $106             $229
        ING VP Index Plus SmallCap                          $20               $63              $108             $234
        ING VP International Equity                         $26               $79              $136             $289
        ING VP Small Company                                $23               $71              $121             $260
        ING VP Value Opportunity                            $22               $66              $114             $245

        ING VARIABLE PRODUCTS TRUST
        ING VP Growth Opportunities                         $23               $71              $121             $260
        ING VP International Value                          $24               $74              $126             $270
        ING VP MidCap Opportunities                         $23               $71              $121             $260
        ING VP SmallCap Opportunities                       $23               $71              $121             $260

        JANUS ASPEN SERIES
        Janus Aspen Series Balanced                         $21               $65              $111             $240
        Janus Aspen Series Flexible Income                  $21               $65              $111             $240
        Janus Aspen Series Growth                           $21               $65              $111             $240
        Janus Aspen Series Worldwide Growth                 $21               $66              $113             $243

        OPPENHEIMER VARIABLE ACCOUNTS
        Oppenheimer Global Securities                       $21               $66              $113             $244
        Oppenheimer Strategic Bond                          $22               $68              $117             $251

        PIONEER VARIABLE CONTRACTS TRUST
        Pioneer Equity-Income VCT                           $22               $68              $117             $251
        Pioneer VCT                                         $22               $69              $118             $253
        Pioneer Mid-Cap Value VCT                           $23               $71              $122             $261
      --------------------------------------------------------------------------------------------------------------------


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN SUBJECT TO THE TERMS OF YOUR CONTRACT. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

ACCUMULATION UNIT

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

THE NET INVESTMENT FACTOR

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

     1) We take the net asset value of the subaccount at the end of each business day.

     2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

     3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.

     4) We then subtract the applicable daily mortality and expense risk charge and the daily asset-based administrative charge from the subaccount and, for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

CONDENSED FINANCIAL INFORMATION

Because sales of the Contract had not commenced as of December 31, 2001, no condensed financial information is included.

FINANCIAL STATEMENTS

The audited financial statements of Separate Account B for the year ended December 31, 2001 are included in the Statement of Additional Information. The audited consolidated financial statements of Golden American for the years ended December 31, 2001, 2000 and 1999 are included in the Statement of Additional Information.

PERFORMANCE INFORMATION

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Asset subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Asset subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Asset subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. YOU SHOULD BE AWARE THAT THERE IS NO GUARANTEE THAT THE LIQUID ASSET SUBACCOUNT WILL HAVE A POSITIVE OR LEVEL RETURN.

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and
(iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("ELIC"). ELIC is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa"). Equitable of Iowa is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. First Golden was merged into ReliaStar Life Insurance Company of New York, another wholly owned subsidiary of ING and an affiliate, on April 1, 2002. Golden American's consolidated financial statements appear in the Statement of Additional Information.

Equitable of Iowa is the holding company for ELIC, Golden American, Directed Services, Inc., the investment manager of the GCG Trust and the distributor of the Contracts, and other interests. ING also owns Pilgrim Investments, LLC, a portfolio manager of the GCG Trust, and the investment manager of the Pilgrim Variable Insurance Trust and the Pilgrim Variable Products Trust. ING also owns Baring International Investment Limited, another portfolio manager of the GCG Trust and ING Investment Management Advisors B.V., a portfolio manager of the Pilgrim Variable Insurance Trust.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

--------------------------------------------------------------------------------
                              THE TRUSTS AND FUNDS
--------------------------------------------------------------------------------

ING GET Fund is an open-end investment company authorized to issue multiple series of shares. Shares of the series are offered to insurance company separate accounts, including Golden American Separate Account B, that fund variable annuity contracts. The address of ING GET Fund is 1475 Dunwoody Drive, West Chester, PA 19380.

ING Variable Portfolios, Inc. is a mutual fund whose shares are offered to insurance company separate accounts, including Golden American Separate Account B, that fund both annuity and life insurance contracts and to certain tax-qualified retirement plans. The address of ING Variable Portfolios, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

AIM Variable Insurance Funds is a mutual fund whose shares are currently offered only to insurance company separate accounts. The address of AIM Variable Insurance Funds is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Fidelity Variable Insurance Products Fund is also a mutual fund which offers its shares only to separate accounts of insurance companies that offer variable annuity and variable life insurance products. Fidelity Variable Insurance Products Fund is located at 82 Devonshire Street, Boston, MA 02109.

Franklin Templeton Variable Insurance Products Trust is a Franklin Templeton Variable Insurance Products Trust consists of separate series (the Fund or Funds) offering a wide variety of investment choices. Each Fund generally has two classes of shares, Class I and Class 2. Shares of each Fund are sold to insurance company separate accounts to serve as investment options for variable annuity or variable life insurance contracts, and for qualified pension and retirement plans. Franklin Templeton Variable Insurance Products Trust is located at 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, CA 94403-7777.

The GCG Trust is a mutual fund whose shares are offered to separate accounts funding variable annuity and variable life insurance policies offered by Golden American and other affiliated insurance companies. The GCG Trust may also sell its shares to separate accounts of insurance companies not affiliated with Golden American. Pending SEC approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The address of the GCG Trust is 1475 Dunwoody Drive, West Chester, PA 19380.

Janus Aspen Series is a mutual fund whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance contracts, as well as certain qualified retirement plans. The address of Janus Aspen Series is 100 Fillmore Street, Denver, Colorado 80206-4928.

Oppenheimer Variable Account Funds is a mutual fund whose shares are sold only as the underlying investment for variable life insurance policies, variable annuity contracts and other insurance company separate accounts. The address of the Oppenheimer Variable Account Funds is Oppenheimer Funds Services, P.O. Box 5270, Denver, CO 80217-5270.

The ING Variable Products Trust is also a mutual fund whose shares are offered to separate accounts funding variable annuity contracts offered by Golden American and other insurance companies, both affiliated and unaffiliated with Golden American. The address of ING Variable Products Trust is 40 North Central Avenue, Suite 1200, Phoenix, AZ 85004.

Pioneer Variable Contracts Trust is an open-end management investment company. Shares of the portfolios are offered primarily to insurance companies to fund the benefits under variable annuity and variable life insurance contracts issued by their companies. The address of Pioneer Variable Contracts Trust is 60 State Street, Boston, Massachusetts 02109.

ING Partners, Inc. is a mutual fund whose shares are offered only to insurance companies to fund benefits under their variable annuity and variable life insurance contracts. The address of ING Partners, Inc. is 151 Farmington Avenue, Hartford, Connecticut 06156-8962.

YOU WILL FIND MORE DETAILED INFORMATION ABOUT THE TRUSTS AND FUNDS IN APPENDIX A -- THE INVESTMENT PORTFOLIOS.

In the event that, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the Trusts or Funds conflict, we, the Board of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating on the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

GET FUND

A GET Fund series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of three months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. Please see Appendix D for a projected schedule of GET Fund Series Offerings. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the GET Fund prospectus for a complete description of the GET Fund investment option, including charges and expenses.

RESTRICTED FUNDS

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value, up to 100 percent of each premium and no more than $999,999,999. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

--------------------------------------------------------------------------------
                       GOLDEN AMERICAN SEPARATE ACCOUNT B
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Golden American Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

NOTE: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion, or Substitution of Subaccounts and Other Changes."

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                                  SPECIAL FUNDS
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We use the term Special Funds in the discussion of the death benefit options. Currently, no subaccounts have been designated as Special Funds. The Company may, at any time, designate new and/or existing subaccounts as a Special Fund with 30 days notice with respect to new premiums added or transfers to such subaccounts. Such subaccounts will include those that, due to their volatility, are excluded from the death benefit guarantees that may otherwise be provided. Designation of a subaccount as a Special Fund may vary by benefit. For example, a subaccount may be designated a Special Fund for purposes of calculating one death benefit and not another.

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                              THE ANNUITY CONTRACT
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The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

CONTRACT DATE AND CONTRACT YEAR

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

INCOME PHASE START DATE

The income phase start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase start date.

CONTRACT OWNER

You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the Trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the Contract.

ANNUITANT

The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the income phase benefits of the Contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if you are not an individual.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary. When an irrevocable beneficiary has been designated, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract.

All requests for change of beneficiary must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

PURCHASE AND AVAILABILITY OF THE CONTRACT

The minimum initial payment to purchase the Contract is $5,000. Currently, this payment may be made either by funds from qualified or non-qualified external sources ("external sources") or by a transfer or rollover from an existing contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). The internal transfer must be from one or more of the following sources:

     o    a traditional IRA under Code section 408(b);

     o    an individual retirement account under Code section 408(a) or 403(a);

     o    a tax-deferred annuity under Code section 403(b);

     o a qualified pension or profit sharing plan under code section 401(a) or 401(k);

     o    certain retirement arrangements that qualify under Code section
          457(b); or

     o    a custodial account under Code section 403(b)(7).

The Contract may not be available for purchase through all of these sources at all times. There are two option packages available under the Contract. The maximum age at which you may purchase the Contract is 85 for Option Package I and 80 for Option Package II. You select an option package at the time of application. Each option package is unique.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The Contract may currently be purchased by individuals as part of a personal retirement plan (a "non-qualified Contract"), or as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Code or as a Roth IRA under Section 408A of the Code. The Contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k) or as a Simple IRA under
Section 408(P).

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. YOU SHOULD NOT BUY THIS CONTRACT: (1) IF YOU ARE LOOKING FOR A SHORT-TERM INVESTMENT; (2) IF YOU CANNOT RISK GETTING BACK LESS MONEY THAN YOU PUT IN; OR (3) IF YOUR ASSETS ARE IN A PLAN WHICH PROVIDES FOR TAX-DEFERRAL AND YOU SEE NO OTHER REASON TO PURCHASE THIS CONTRACT.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. IF YOU ARE CONSIDERING OPTION II AND YOUR CONTRACT WILL BE AN IRA, SEE "TAXATION OF QUALIFIED CONTRACTS - INDIVIDUAL RETIREMENT ANNUITIES" AND "TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT" IN THIS PROSPECTUS.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs.

CREDITING OF PREMIUM PAYMENTS

We will process your initial premium in the form of an internal transfer within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, the payment will be credited at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of Separate Account B specified by you within 2 business days.

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro rata calculations. If a subaccount is no longer available or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation or your allocation instructions. For any subsequent premium payments, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Asset subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

ADMINISTRATIVE PROCEDURES

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements.

CONTRACT VALUE

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

     CONTRACT VALUE IN THE SUBACCOUNTS. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Asset subaccount). On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

     (1) We take the contract value in the subaccount at the end of the preceding business day.

     (2) We multiply (1) by the subaccount's Net Investment Factor since the preceding business day.

     (3)  We add (1) and (2).

     (4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

     (5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE

You may surrender the Contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Asset subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59 1/2 may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

THE SUBACCOUNTS

Each of the subaccounts of Separate Account B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account B invests in a corresponding portfolio of a Trust of Fund.

ADDITION, DELETION OR SUBSTITUTION OF SUBACCOUNTS AND OTHER CHANGES

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

THE FIXED ACCOUNT

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See the Fixed Account II prospectus for more information.

OTHER CONTRACTS

We offer other variable annuity contracts that also invest in the same investment portfolios of the Trusts. These contracts have different charges that could affect their performance, and may offer different benefits more suitable to your needs. To obtain more information about these other contracts, contact our Customer Service Center or your registered representative.

OTHER IMPORTANT PROVISIONS

See "Withdrawals," "Transfers Among Your Investments," "Death Benefit," "Charges and Fees," "The Annuity Options" and "Other Contract Provisions" in this prospectus for information on other important provisions in your Contract.

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                                   WITHDRAWALS
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Any time during the accumulation phase and before the death of the contract owner, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the Liquid Asset subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See the Fixed Account II prospectus for more information on the application of Market Value adjustment.

SYSTEMATIC WITHDRAWALS

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

                 FREQUENCY              MAXIMUM PERCENTAGE
                 Monthly                       0.833%
                 Quarterly                     2.50%
                 Annually                     10.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value not previously withdrawn on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA WITHDRAWALS

If you have a traditional IRA Contract and will be at least age 70 1/2 during the current calendar year, you may elect To have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may resuLt in a 10% penalty tax. See "Federal Tax Considerations" for more details.

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                        TRANSFERS AMONG YOUR INVESTMENTS
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You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of the New York Stock Exchange will be effected on the next business day. Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means.

TRANSFERS BY THIRD PARTIES

As a convenience to you, we currently allow you to give third parties the right to effect transfers on your behalf. However, when the third party makes transfers for many contract owners, the result can be simultaneous transfers involving large amounts of contract values. Such transfers can disrupt the orderly management of the investment portfolios available to the Contract, can result in higher costs to contract owners, and may not be compatible with the long term goals of contract owners. We require third parties making multiple, simultaneous or large volume transfers to execute a third party service agreement with us prior to executing such transfers. Therefore, we may at any time exercise our business judgment and limit or discontinue accepting transfers made by a third party. We will notify any third party whose transfers are limited or discontinued by telephone, facsimile or email according to our records, followed by a letter. These limits may be based on, among other criteria, the amount of the aggregate trade or the available investment options for which third parties may make trades on behalf of multiple contract owners.

We may establish additional procedures or change existing procedures at any time in the exercise of our business judgment.

DOLLAR COST AVERAGING

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) Liquid Asset subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the Liquid Asset subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by
6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount. Transfers from a Fixed Interest Allocation or a DCA Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Asset subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

             o Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

             o Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro rata to Restricted Funds.

             o Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

AUTOMATIC REBALANCING

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "The Investment Portfolios." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

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                              DEATH BENEFIT CHOICES
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DEATH BENEFIT DURING THE ACCUMULATION PHASE

During the accumulation phase, a death benefit is payable when either the annuitant (when a contract owner is not an individual) or the contract owner dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum or applied to any of the income phase payment options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If we do not receive a request to apply the death benefit proceeds to an income phase payment option, we will make a single sum distribution. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death."

You may select one of the option packages described below which will determine the death benefit payable. Option Package I is available only if the contract owner and the annuitant are not more than 85 years old at the time of purchase. Option Packages II is available only if the contract owner and annuitant are not more than 80 years old at the time of purchase. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies. The differences are summarized as follows:

      ----------------- ------------------------ ---------------------------
                        OPTION PACKAGE I         OPTION PACKAGE II
      ----------------- ------------------------ ---------------------------
      DEATH BENEFIT     The greater of:          The greatest of:
      ON DEATH OF THE   (1) the Standard Death   (1) the Standard Death
      OWNER:                Benefit; or              Benefit; or
                        (2) the contract value.  (2) the contract value; or
                                                 (3) the Annual Ratchet
                                                     death benefit.
      ----------------- ------------------------ ---------------------------


Currently, no investment portfolios are designated as "Special Funds."

We may, with 30 days notice to you, designate any investment portfolio as a Special Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund may limit or reduce the enhanced death benefit.

For the period during which a portion of the contract value is allocated to a Special Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The BASE DEATH BENEFIT is equal to the greater of:

     1)   the contract value; and

     2)   the cash surrender value.

The STANDARD DEATH BENEFIT equals the GREATER of the Base Death Benefit and the SUM of 1) and 2):

     1)   the contract value allocated to Special Funds; and

     2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Non-Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

     1) the initial premium payment allocated to Special and Non-Special Funds, respectively;

     2) increased by premium payments, and adjusted for transfers, allocated to Special and Non-Special Funds, respectively, after issue; and

     3) reduced by a pro rata adjustment for any withdrawal or transfer taken from the Special and Non-Special Funds, respectively.

In the event of transfers from Special to Non-Special funds, the increase in the Minimum Guaranteed Death Benefit of the Non-Special Fund will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit in the Special Fund and the contract value transferred. In the event of transfers from Non-Special to Special Funds, the increase in the Minimum Guaranteed Death Benefit of the Special Fund will equal the reduction in the Minimum Guaranteed Death Benefit in the Non-Special Fund.

The ANNUAL RATCHET ENHANCED DEATH BENEFIT equals the GREATER of:

     1)   the Standard Death Benefit; and

     2) the sum of the contract value allocated to Special Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Non-Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

     1) the initial premium allocated at issue to Special and Non-Special Funds, respectively;

     2) increased dollar for dollar by any premium, allocated after issue to Special and Non-Special Funds, respectively;

     3) for Non-Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Non-Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Non-Special Funds;

     4) for Special Funds, adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds from the prior anniversary (adjusted for new premiums, partial withdrawals allocated to Special Funds, and transfers between Special and Non-Special Funds) and the current contract value allocated to Special Funds.

Withdrawals reduce the Annual Ratchet Minimum Guaranteed Death Benefit on a pro rata basis, based on the amount withdrawn from the Special and Non-Special Funds, respectively. The amount of the pro rata adjustment for withdrawals from Non-Special Funds will equal (a) times (b) divided by (c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Non-Special Funds before withdrawal. The amount of the pro rata adjustment for Special Funds will equal (a) times (b) divided by
(c): where (a) is the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds prior to the withdrawal; (b) is the contract value of the withdrawal; and (c) is the contract value allocated to Special Funds before the withdrawal.

Transfers from Special to Non-Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit in the Non-Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit in the Special Funds and the contract value transferred.

Transfers from Non-Special to Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Non-Special Funds on a pro rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for the Special Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for the Non-Special Funds.

Note:  The enhanced death benefits may not be available in all states.

TRANSFERS BETWEEN OPTION PACKAGES. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted after you attain age 80.

If you transfer from Option I to Option II, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

DEATH BENEFIT DURING THE INCOME PHASE

If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

CONTINUATION AFTER DEATH -- SPOUSE

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

CONTINUATION AFTER DEATH -- NON SPOUSE

If the beneficiary is not the spouse of the owner, the required distribution rules of the Internal Revenue Code (the "Code") apply. See the next section, "Required Distributions upon Contract Owner's Death".

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Asset subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

REQUIRED DISTRIBUTIONS UPON CONTRACT OWNER'S DEATH

We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Code.

If any owner of a non-qualified contract dies before the annuity start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by Golden American will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

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                                CHARGES AND FEES
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We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

CHARGE DEDUCTION SUBACCOUNT

You may elect to have all charges against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Asset subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE CONTRACT VALUE We deduct the following charges from your contract value:

     SURRENDER CHARGE. Internal Transfers when the Prior Contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this Contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract either imposed a front end load or there was no applicable surrender charge under the prior contract.

Transfers from External Sources, Internal Transfers when the Prior Contract had an applicable surrender charge and/or additional premium payments not part of an Internal Transfer: We deduct a surrender charge if you surrender your Contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your MRD. The following table shows the schedule of the surrender charge that will apply. The surrender charge is a percent of each premium payment withdrawn. The surrender charge will be based on the total amount withdrawn including the amount deducted for the surrender charge. It will be deducted from the contract value remaining after you have received the amount requested for withdrawal, not from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

    COMPLETE YEARS ELAPSED                   0        1       2       3+
        SINCE PREMIUM PAYMENT*

    SURRENDER CHARGE                         3%      2%       1%      0%

       * For amounts transferred or rolled over into this Contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

     WAIVER OF SURRENDER CHARGE FOR EXTENDED MEDICAL CARE. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

     FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your MRD attributable to amounts held under the Contract. The Free Withdrawal Amount does not include your MRD for the tax year containing the contract date of this Contract.

     SURRENDER CHARGE FOR EXCESS WITHDRAWALS. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. ANY WITHDRAWAL FROM A FIXED INTEREST ALLOCATION MORE THAN 30 DAYS BEFORE ITS MATURITY DATE WILL TRIGGER A MARKET VALUE ADJUSTMENT.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix B. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

     PREMIUM TAXES. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value on the income phase start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the income phase start date.

     ADMINISTRATIVE CHARGE. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by Golden American. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

     TRANSFER CHARGE. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

CHARGES DEDUCTED FROM THE SUBACCOUNTS

     MORTALITY AND EXPENSE RISK CHARGE. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. The charge for each option package, on an annual basis, is equal to 0.60% for Option Package I and 0.80% for Option Package II, of the assets you have in each subaccount. The charge is deducted each business day at the daily rate of .001649% (Option Package I)or .002201% (Option Package II), respectively. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

     ASSET-BASED ADMINISTRATIVE CHARGE. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. The charge is deducted on each business day at the rate of .000411% from your assets in each subaccount. This charge is deducted daily from your assets in each subaccount.

TRUST AND FUND EXPENSES

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, certain portfolios deduct a service fee, which is used to compensate service providers for administrative and contract holder services provided on behalf of the portfolios, and certain portfolios deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of shares of the applicable portfolio. Based on actual portfolio experience in 2001, together with estimated costs for new portfolios, total estimated portfolio fees and charges for 2002 range from 0.54% to 1.65%.

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                                THE INCOME PHASE
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During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

INITIATING PAYMENTS. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

     o    Payment start date;

     o Income phase payment option (see the income phase payment options table in this section);

     o Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

     o Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and

     o Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

WHAT AFFECTS PAYMENT AMOUNTS? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

FIXED PAYMENTS. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

VARIABLE PAYMENTS. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

ASSUMED NET INVESTMENT RATE. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, for example, your first income phase payment will be higher, bUt subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, for example, your first income phase payment will be lower and subsequent payments will increaSe more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

MINIMUM PAYMENT AMOUNTS. The income phase payment option you select must result in:

     o    A first income phase payment of at least $50; and

     o    Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

RESTRICTIONS ON START DATES AND THE DURATION OF PAYMENTS. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

     o    The first day of the month following the annuitant's 90th birthday; or

     o The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

     (a)  The life of the annuitant;

     (b)  The joint lives of the annuitant and beneficiary;

     (c)  A guaranteed period greater than the annuitant's life expectancy; or

     (d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to income phase payments.

CHARGES DEDUCTED.

        o If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."

        o There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

DEATH BENEFIT DURING THE INCOME PHASE. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

BENEFICIARY RIGHTS. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

PARTIAL ENTRY INTO THE INCOME PHASE. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

TAXATION. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "FEDERAL TAX CONSIDERATIONS".

PAYMENT OPTIONS

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

     TERMS TO UNDERSTAND:

     ANNUITANT(S): The person(s) on whose life expectancy(ies) the income phase payments are based.

     BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

     -----------------------------------------------------------------------------------------------------------------------
     LIFETIME INCOME PHASE PAYMENT OPTIONS
     -----------------------------------------------------------------------------------------------------------------------
     Life Income              LENGTH OF PAYMENTS:  For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
                              DEATH BENEFIT--NONE: All payments end upon the annuitant's death.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF PAYMENTS:  For as long as the annuitant  lives,  with payments  guaranteed for your
     Guaranteed               choice of 5 to 30 years or as otherwise specified in the contract.
     Payments                 DEATH  BENEFIT--PAYMENT TO THE BENEFICIARY:  If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF  PAYMENTS:  For as long as either  annuitant  lives.  It is possible  that only one
     Two Lives                payment will be made if both annuitants die before the second payment's due date.
                              CONTINUING PAYMENTS: When you select this option you choose for:
                                   a)  100%,  66 2/3% or 50% of the payment to
                                       continue to the surviving annuitant after
                                       the first death; or
                                   b)  100% of the payment to continue to the
                                       annuitant on the second annuitant's
                                       death, and 50% of the payment to continue
                                       to the second annuitant on the
                                       annuitant's death.
                              DEATH BENEFIT--NONE: All payments end upon the
                              death of both annuitants.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--            LENGTH OF PAYMENTS:  For as long as either annuitant lives,  with payments  guaranteed from 5
     Two Lives--              to 30 years or as otherwise specified in the contract.
     Guaranteed               CONTINUING  PAYMENTS:  100% of the payment to continue to the surviving  annuitant  after the
     Payments                 first death.
                              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If both
                              annuitants die before we have made all the
                              guaranteed payments, we will continue to pay the
                              beneficiary the remaining payments.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--Cash        LENGTH OF PAYMENTS: For as long as the annuitant lives.
     Refund Option (limited   DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: Following
     availability--           the annuitant's death, we will pay a fixed lump sum payment
     payments only)           equal to the amount originally applied to the income phase payment option
                              (less any applicable premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------
     Life Income--Two         LENGTH OF PAYMENTS: For as long as either annuitant lives.
     Lives--Cash Refund       CONTINUING PAYMENTS: 100% of the payment to continue after the first death.
     Option (limited          DEATH  BENEFIT--PAYMENT  TO THE  BENEFICIARY:  When both annuitants die we will pay a lump-sum
     availability--fixed      payment equal to the amount  applied to the income phase payment  option (less any applicable
     payments only)           premium tax) and less the total amount of income payments paid.
     ------------------------ ----------------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------------------------------------------
     NONLIFETIME INCOME PHASE PAYMENT OPTION
     -----------------------------------------------------------------------------------------------------------------------
     Nonlifetime--            LENGTH OF PAYMENTS:  You may select payments for 5 to 30 years (15 to 30 years if you elected
     Guaranteed               the premium bonus option).  In certain cases a lump-sum  payment may be requested at any time
     Payments                 (see below).
                              DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the payments, we will continue to pay the beneficiary the remaining payments.
     -----------------------------------------------------------------------------------------------------------------------
     LUMP-SUM PAYMENT: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge.
     Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.
     -----------------------------------------------------------------------------------------------------------------------



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                            OTHER CONTRACT PROVISIONS
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REPORTS TO CONTRACT OWNERS

We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

IN CASE OF ERRORS IN YOUR APPLICATION

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

ASSIGNING THE CONTRACT AS COLLATERAL

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

CONTRACT CHANGES -- APPLICABLE TAX LAW

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

FREE LOOK

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the Contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Asset subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

SPECIAL ARRANGEMENTS

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

SELLING THE CONTRACT

Our affiliate Directed Services, Inc. ("DSI"), 1475 Dunwoody Dr., West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other Golden American contracts. DSI, a New York corporation, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

DSI does not retain any commissions or compensation paid to it by Golden American for Contract sales. DSI enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products. Selling firms are also registered with the SEC and NASD member firms.

DSI pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 1% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 1% of total premium payments.

DSI may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments, and/or a percentage of Contract values.

Affiliated selling firms may include Aeltus Capital, Inc., Aetna Investment Services, LLC, BancWest Investment Services, Inc., Baring Investment Services, Inc., Compulife Investor Services, Inc., Financial Network Investment Corporation, Financial Northeastern Corporation, Granite Investment Services, Inc. Guaranty Brokerage Services, Inc., IFG Network Securities, Inc., ING America Equities, Inc., ING Barings Corp., ING Brokers Network, LLC, ING Direct Funds Limited, ING DIRECT Securities, Inc., ING Furman Selz Financial Services LLC, ING Funds Distributor, Inc., ING TT&S (U.S.) Securities, Inc., Investors Financial Group, Inc., Locust Street Securities, Inc., Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc., Systematized Benefits Administrators, Inc., United Variable Services, Inc., VESTAX Securities Corporation, and Washington Square Securities, Inc.

We may also make additional payments to broker dealers for marketing and educational expenses and to reimburse certain expenses of registered representatives relating to sales of Contracts. We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

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                                OTHER INFORMATION
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VOTING RIGHTS

We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so. We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

STATE REGULATION

We are regulated by the Insurance Department of the State of Delaware. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a materially adverse impact on the Company or Separate Account B.

LEGAL MATTERS

The legal validity of the Contracts was passed on by Kimberly J. Smith, Executive Vice President, General Counsel and Assistant Secretary of Golden American.

EXPERTS

The audited consolidated financial statements of Golden American at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the statement of assets and liabilities of Separate Account B at December 31, 2001 and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, appearing in the SAI and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing in the SAI and in the Registration Statement, and are included or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following summary provides a general description of the federal income tax considerations associated with this Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

THIS SUMMARY REFERENCES ENHANCED DEATH BENEFITS AND EARNINGS MULTIPLIER BENEFITS THAT MAY NOT BE AVAILABLE UNDER YOUR CONTRACT. PLEASE SEE YOUR CONTRACT, AND "DEATH BENEFIT CHOICES" IN THIS PROSPECTUS.

TYPES OF CONTRACTS:  NON-QUALIFIED OR QUALIFIED

The Contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a Contract for your particular situation. The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of a variable account be "adequately diversified" in order for non-qualified Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that Separate Account B, through the subaccounts, will satisfy these diversification requirements.

     INVESTOR CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a contract owner to allocate premium payments and transfer contract values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give contract owners investment control over Separate Account B assets, we reserve the right to modify the Contracts as necessary to prevent a contract owner from being treated as the owner of the Separate Account B assets supporting the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. See "Death Benefit Choices" for additional information on required distributions from non-qualified contracts. Qualified Contracts are subject to special rules -- see below. The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

     IN GENERAL. We believe that if you are a natural person you will generally not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of the contract value, and, in the case of a qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective contract owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     WITHDRAWALS. When a withdrawal from a non-qualified Contract occurs (including amounts paid to you under the MGWB rider), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. Credits constitute earnings (not premiums) for federal tax purposes and are not included in the owner's investment in the Contract. The tax treatment of market value adjustments is uncertain. You should consult a tax adviser if you are considering taking a withdrawal from your Contract in circumstances where a market value adjustment would apply.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract.

     PENALTY TAX ON CERTAIN WITHDRAWALS. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

     o    made on or after the taxpayer reaches age 59 1/2;

     o    made on or after the death of a contract owner;

     o    attributable to the taxpayer's becoming disabled; or

     o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

     ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

     TRANSFERS, ASSIGNMENTS, EXCHANGES AND ANNUITY DATES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than an owner, the selection of certain dates for commencement of the annuity phase, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. A contract owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability, and we will report taxable amounts as required by law. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same contract owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such contract owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59 1/2 (subject to certaIn exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participaNt is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. For IRAs described In Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the contract owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do nOt require distributions at any time before the contract owner's death. PLEASE NOTE THAT REQUIRED MINIMUM DISTRIBUTIONS UNDER QUALIFIED CONTRACTS MAY BE SUBJECT TO SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT, IN ACCORDANCE WITH THE TERMS OF THE CONTRACT.

     WITHHOLDING. Distributions from certain qualified plans generally are subject to withholding for the contract owner's federal income tax liability. The withholding rates vary according to the type of distribution and the contract owner's tax status. The contract owner may be provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions that are required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the contract owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

     CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

     INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS.

IRAs generally may not invest in life insurance contracts. We do not believe a death benefit under an annuity contract that is equal to the greater of premiums paid (less withdrawals) or contract value will be treated as life insurance. However, the enhanced death benefits and earnings enhancement benefit under this Contract may exceed the greater of premiums paid (less withdrawals) and contract value. We have previously received IRS approval of the form of the Contract, including the enhanced death benefit feature, for use as an IRA. THE CONTRACT WITH BOTH ENHANCED DEATH BENEFITS AND THE EARNINGS MULTIPLIER BENEFIT HAS BEEN FILED WITH THE IRS FOR APPROVAL FOR USE AS AN IRA. HOWEVER, THERE IS NO ASSURANCE THAT THE IRS WILL GIVE THIS APPROVAL OR THAT THE CONTRACT MEETS THE QUALIFICATION REQUIREMENTS FOR AN IRA. Although we regard the enhanced death benefit options and earnings multiplier benefit as investment protection features that should not have an adverse tax effect, it is possible that the IRS could take a contrary position regarding tax qualification, which could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. YOU SHOULD CONSULT YOUR TAX ADVISOR IF YOU ARE CONSIDERING ADDING AN ENHANCED DEATH BENEFIT OR EARNINGS MULTIPLIER BENEFIT TO YOUR CONTRACT IF IT IS AN IRA.

         DISTRIBUTIONS - IRAS. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

         o The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or

         o You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts except with regard to death benefits. These rules may dictate one or more of the following:

         o     Start date for distributions;

         o The time period in which all amounts in your account(s) must be distributed; or

         o     Distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. We must pay out distributions from the contract over one of the following tiMe periods:

         o Over your life or the joint lives of you and your designated beneficiary; or

         o Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under 408(b) and 408A (Roth IRA - See below) plans. Different distribution requirements apply if your death occurs:

         o After you begin receiving minimum distributions under the contract; or

         o     Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2002, your entire balance must be distributed to the designated beneficiary by December 31, 2007. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time-frames:

         o     Over the life of the designated beneficiary; or

         o Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

         o December 31 of the calendar year following the calendar year of your death; or

         o December 31 of the calendar year in which you would have attained age 70 1/2.

In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA. In such case, the surviving spouse will be able to make contributions to the account, make rollovers from the account, and defer taking a distribution until his or her age 70 1/2. The surviving spouse is deemed to have made such An election if the surviving spouse makes a rollover to or from the account, makes additional contributions to the account, or fails to take a distribution within the required time period.

     ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

         DISTRIBUTIONS -- ROTH IRAS. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

         o Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

         o Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code, or for a qualifiEd first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

     TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions, but not earninGs on such distributions, may also be distributed upon hardship, but would generally be subject to penalties.

     TSAS -- DISTRIBUTIONS. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

         o The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

         o You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

     Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:

         o You are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2;or

         o You had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

TAX CONSEQUENCES OF ENHANCED DEATH BENEFIT

THE CONTRACT INCLUDES AN ENHANCED DEATH BENEFIT THAT IN SOME CASES MAY EXCEED THE GREATER OF THE PREMIUM PAYMENTS OR THE CONTRACT VALUE. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN ANY CODE SECTION 401(A) PENSION OR PROFIT-SHARING PLAN OR CODE SECTION 403(B) TAX-SHELTERED ANNUITY. EMPLOYERS USING THE CONTRACT MAY WANT TO CONSULT THEIR TAX ADVISER REGARDING SUCH LIMITATION. FURTHER, THE INTERNAL REVENUE SERVICE HAS NOT ADDRESSED IN A RULING OF GENERAL APPLICABILITY WHETHER A DEATH BENEFIT PROVISION SUCH AS THE ENHANCED DEATH BENEFIT PROVISION IN THE CONTRACT COMPORTS WITH IRA OR ROTH IRA QUALIFICATION REQUIREMENTS. A TAX ADVISOR SHOULD BE CONSULTED.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

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                       STATEMENT OF ADDITIONAL INFORMATION
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TABLE OF CONTENTS

             ITEM

             Introduction
             Description of Golden American Life Insurance Company Safekeeping of Assets
             The Administrator
             Independent Auditors
             Distribution of Contracts
             Performance Information
             IRA Partial Withdrawal Option
             Other Information
             Financial Statements of Golden American Life Insurance Company Financial Statements of Separate Account B



PLEASE TEAR OFF, COMPLETE AND RETURN THE FORM BELOW TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO OUR CUSTOMER SERVICE CENTER; THE ADDRESS IS SHOWN ON THE PROSPECTUS COVER.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B.

Please Print or Type:

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                           NAME

                           --------------------------------------------------
                           SOCIAL SECURITY NUMBER

                           --------------------------------------------------
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                           CITY, STATE, ZIP

RS Rollover Choice-121821                                            05/01/2002
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                                   APPENDIX A
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During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this Appendix. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO ANY INVESTMENT PORTFOLIO, AND YOU MAY LOSE YOUR PRINCIPAL.

PLEASE KEEP IN MIND THE INVESTMENT RESULTS OF THE INVESTMENT PORTFOLIOS ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS RESPECTIVE INVESTMENT OBJECTIVE. SHARES OF THE PORTFOLIOS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE PORTFOLIOS. SHARES OF THE PORTFOLIOS ARE NOT BANK DEPOSITS AND ARE NOT GUARANTEED, ENDORSED OR INSURED BY ANY FINANCIAL INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

CERTAIN FUNDS OFFERED UNDER THE CONTRACTS HAVE INVESTMENT OBJECTIVES AND POLICIES SIMILAR TO OTHER FUNDS MANAGED BY THE FUND'S INVESTMENT ADVISER. THE INVESTMENT RESULTS OF A FUND MAY BE HIGHER OR LOWER THAN THOSE OF OTHER FUNDS MANAGED BY THE SAME ADVISER. THERE IS NO ASSURANCE AND NO REPRESENTATION IS MADE THAT THE INVESTMENT RESULTS OF ANY FUND WILL BE COMPARABLE TO THOSE OF ANOTHER FUND MANAGED BY THE SAME INVESTMENT ADVISER.


                            LIST OF FUND NAME CHANGES

  ------------------------------------------------------------- ------------------------------------------------------------
                       CURRENT FUND NAME                                             FORMER FUND NAME
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP GET Fund                                               Aetna GET Fund
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Growth Portfolio (Class S Shares)                      Aetna Growth VP (Class S Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Large Cap Portfolio (Class S Shares)        Aetna Index Plus Large Cap VP (Class S Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Mid Cap Portfolio (Class S  Shares)         Aetna Index Plus Mid Cap VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Index Plus Small Cap Portfolio (Class S  Shares)       Aetna Index Plus Small Cap VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP International Equity Portfolio (Class S  Shares)       Aetna International VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Small Company Portfolio (Class S  Shares)              Aetna Small Company VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Value Opportunity Portfolio (Class S  Shares)          Aetna Value Opportunity VP (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP Growth Opportunities Portfolio (Class S  Shares)       Pilgrim VP Growth Opportunities Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP International Value Portfolio (Class S  Shares)        Pilgrim VP International Value Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP MidCap Opportunities Portfolio (Class S  Shares)       Pilgrim VP MidCap Opportunities Portfolio (Class S  Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING VP SmallCap Opportunities Portfolio (Class S Shares)      Pilgrim VP SmallCap Opportunities Portfolio (Class S
                                                                Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Alger Aggressive Growth Portfolio (Service Class)         PPI Alger Aggressive Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Alger Growth Portfolio (Service Class)                    PPI Alger Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Goldman Sachs(R)Capital Growth Portfolio (Service          PPI Goldman Sachs(R)Capital Growth Portfolio (Service Class)
  Class)(2)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING MFS Capital Opportunities Portfolio (Service Class)       PPI MFS Capital Opportunities Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING MFS Research Portfolio (Service Class)                    PPI MFS Research Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING OpCap Balanced Value Portfolio (Service Class)            PPI OpCap Balanced Value Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Salomon Brothers Capital Portfolio (Service Class)        PPI Salomon Brothers Capital Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Salomon Brothers Investors Value Portfolio (Service       PPI Salomon Brothers Investors Value Portfolio (Service
  Class)                                                        Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING Scudder International Growth Portfolio (Service Class)    PPI Scudder International Growth Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING T. Rowe Price Growth Equity Portfolio (Service Class)     PPI T. Rowe Price Growth Equity Portfolio (Service Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  ING UBS Tactical Asset Allocation Portfolio (Service Class)   PPI Brinson Tactical Asset Allocation Portfolio (Service
                                                                Class)
  ------------------------------------------------------------- ------------------------------------------------------------
  AIM V.I. Core Equity Fund (Series I Shares)                   AIM V.I. Growth and Income Fund (Series I Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  AIM V.I. Premier Equity Fund (Series I Shares)                AIM V.I. Value Fund (Series I Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  Franklin Small Cap Value Securities Fund (Class 2 Shares)     Franklin Value Securities Fund (Class 2 Shares)
  ------------------------------------------------------------- ------------------------------------------------------------
  Jennison Portfolio (Class II Shares)                          Prudential Jennison Portfolio (Class II Shares)
  ------------------------------------------------------------- ------------------------------------------------------------



INVESTMENT PORTFOLIO                 DESCRIPTION

THE GCG TRUST

Core Bond Series                  INVESTMENT OBJECTIVE

                                  Maximum total return, consistent with
                                  preservation of capital and prudent investment management.

                                  PRINCIPAL STRATEGIES

                                  Under normal circumstances, invests at least
                                  80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the Portfolio normally varies within a three- to six-year time frame based on the Portfolio Manager's forecast for interest rates.

                                  Invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by the Portfolio Manager to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and beyond this limit in U.S. dollar-denominated securities of foreign issuers, including Yankees and Euros. The Portfolio may also use foreign currency options and foreign currency forward contracts to increase exposure to foreign currency fluctuations. Normally hedges at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

                                  The Portfolio may engage in derivative
                                  transactions on securities in which it is permitted to invest, on securities indexes, interest rates and foreign currencies; may lend its portfolio securities to brokers, dealers and other financial institutions to earn income; and may seek without limitation to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Market and Company Risk, Interest Rate Risk, Issuer Risk, Credit Risk, Foreign Investment Risk, Currency Risk, Derivative Risk, Liquidity Risk, Mortgage Risk, and Leveraging Risk.

                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. ISSUER RISK refers to the risk that the value of a security may decline for a number of reasons which are directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. CURRENCY RISK refers to the risk that changes in currency exchange rates may affect foreign securities held by the portfolio and may reduce the returns of the portfolio. DERIVATIVE RISK refers to the risk that derivative instruments involve risks different from direct investments in underlying securities, including imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price. MORTGAGE RISK refers to the risk that rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. In addition, mortgage-related securities are subject to prepayment risk, which may require a portfolio to reinvest that money at lower prevailing interest rates, thus reducing the portfolio's returns. LEVERAGING RISK refers to the risk that that the use of leverage may cause a portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.

                                  INVESTMENT MANAGER:  Directed Services, Inc.

                                  PORTFOLIO MANAGER:  Pacific Investment
                                  Management Company LLC

Liquid Asset Series               INVESTMENT OBJECTIVE

                                  High level of current income consistent with the preservation of capital and liquidity

                                  PRINCIPAL STRATEGIES

                                  The Portfolio Manager strives to maintain a stable $1 per share net asset value and its investment strategy focuses on safety of principal, liquidity and yield, in order of importance, to achieve this goal.

                                  At least 95% of the Portfolio's investments must be rated in the highest short-term ratings category (or determined to be of comparable quality by the Portfolio Manager) and the Portfolio Manager must make an independent determination that each investment represents minimal credit risk to the Portfolio. The average maturity of the Portfolio's securities may not exceed 90 days and the maturity of any individual security may not exceed 397 days. At the time of purchase, no more than 5% of total assets may be invested in the securities of a single issuer. In addition, no more than 10% of total assets may be subject to demand features or guarantees from a single institution. The 10% demand feature and guarantee restriction is applicable to 75% of total assets subject to certain exceptions. The Portfolio may invest in U.S. dollar-denominated money market instruments.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Income
                                   Risk, Interest Rate Risk, and Credit Risk.
                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. INCOME RISK relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due.

                                  AN INVESTMENT IN THE LIQUID ASSET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO, AND THE PORTFOLIO MANAGER CANNOT ASSURE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE.

                                  INVESTMENT MANAGER: Directed Services, Inc.

                                  PORTFOLIO MANAGER: ING Investment
                                  Management LLC

Total Return Series               INVESTMENT OBJECTIVE

                                  Above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.

                                  PRINCIPAL STRATEGIES

                                  The Portfolio is a "balanced fund" that
                                  invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests at least 40%, but not more than 75%, of its assets in common stocks and related securities (referred to as equity securities), such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and at least 25%, but not more than 60%, of its net assets in non-convertible fixed income securities. The Portfolio may vary the percentage of its assets invested in any one type of security (within the limits described above) based on the Portfolio Manager's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Portfolio Manager uses fundamental analysis to select equity securities believed to be undervalued.

                                  The Portfolio may invest up to 20% of its assets in foreign securities, including securities of companies in emerging or developing markets, up to 20% of its assets in lower rated nonconvertible fixed income securities and comparable unrated securities; and may invest with no limitation in mortgage pass-through securities and American Depositary Receipts. The Portfolio may engage in active and frequent trading to achieve its principal investment strategies, which increases transaction costs and could detract from the Portfolio's performance.

                                  PRINCIPAL RISKS

                                  Principal risks include Manager Risk, Market and Company Risk, Income Risk, Interest Rate Risk, Credit Risk, Call Risk, Allocation Risk, Convertible Securities Risk, Undervalued Securities Risk, High Yield Bond Risk, Foreign Investment Risk, Maturity Risk and Liquidity Risk.

                                   MANAGER RISK refers to the risk that a
                                   portfolio manager of a portfolio may do a mediocre or poor job in selecting securities. MARKET AND COMPANY RISK refers to the risk that the price of a security held by a portfolio may fall due to changing economic, political or market conditions or disappointing earnings results. INCOME Risk relates to the risk that a portfolio's income may fall due to falling interest rates. Income risk is greatest for short-term bonds and the least for long-term bonds. INTEREST RATE RISK refers to the risk that fixed income securities could lose value because of interest rate changes. CREDIT RISK refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they become due. CALL RISK refers to the risk that, during periods of falling interest rates, a bond issuer may "call" or repay, its high yielding bond before the bond's maturity date. Forced to invest the proceeds at lower interest rates, a portfolio would experience a decline in income. ALLOCATION RISK refers to the risk that a portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. CONVERTIBLE SECURITIES RISK refers to the risk that the market value of convertible securities tends to decline as interest rates increase and increase as interest rates decline, and their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. UNDERVALUED SECURITIES RISK refers to the risk that the market value of an undervalued security may not rise, or may fall, if certain anticipated events do not occur or if investor perceptions about the security do not improve. HIGH YIELD BOND RISK refers to the risk that high yield bonds (commonly referred to as "junk bonds") generally provide greater income and increased opportunity for capital appreciation than investments in higher quality debt securities, but also typically have greater potential volatility and principal and income risk. FOREIGN INVESTMENT RISK refers to the risk that foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, possible security illiquidity, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositaries than those in the United States, foreign controls on investments, and higher transaction costs. MATURITY RISK refers to the risk that the average maturity of a portfolio's fixed income investments will affect the volatility of the portfolio's share price. LIQUIDITY RISK refers to the risk that investments in illiquid securities may reduce the portfolio's returns because it may be unable to sell the illiquid securities at an advantageous time or price.

                                  INVESTMENT MANAGER:  Directed Services, Inc.

                                  PORTFOLIO MANAGER: Massachusetts Financial
                                  Services Company

AIM VARIABLE INSURANCE FUNDS

AIM V.I. Capital Appreciation     INVESTMENT OBJECTIVE
Fund                              Seeks growth of capital.

(Series II Shares)                PRINCIPAL STRATEGIES

                                  Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. Portfolio managers consider whether to sell a particular security when any of those factors materially changes. May also invest up to 25% of total assets in foreign securities. In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, may temporarily hold all or a portion of its assets in cash or liquid assets.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. This is especially true with respect to common stocks of smaller companies, whose prices may go up and down more than common stocks of larger, more-established companies. Also, since common stocks of smaller companies may not be traded as often as common stocks of larger, more-established companies, it may be difficult or impossible for the fund to sell securities at a desirable price. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures. To the extent the fund holds cash or liquid assets rather than equity securities, the fund may not achieve its investment objective.

                                  INVESTMENT ADVISER: A I M Advisors, Inc.

AIM V.I. Core Equity Fund         INVESTMENT OBJECTIVE
(formerly AIM V.I. Growth and     Seeks growth of capital with a secondary
Income Fund)                      objective of current income.

                                  PRINCIPAL STRATEGIES
(Series II Shares)
                                  Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings and dividends, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings and dividends. In complying with this 80% requirement, investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. May also invest up to 25% of total assets in foreign securities. For risk management purposes, may hold a portion of its assets in cash or the following liquid assets: money market instruments, shares of affiliated money market funds, or high-quality debt instruments.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. Values of the convertible securities in which the fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the fund. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures.

                                  INVESTMENT ADVISER:  A I M Advisors, Inc.

AIM V.I. Premier Equity Fund      INVESTMENT OBJECTIVE
(formerly AIM V.I. Value Fund)    Seeks to achieve long-term growth of capital
                                  with a secondary objective of income.

(Series II Shares)                PRINCIPAL STRATEGIES

                                  Seeks to meet its objectives by investing, normally, at least 80% of net assets in equity securities, including convertible securities. In complying with the 80% requirement, investments may include synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund's direct investments, and may include warrants, futures, options, exchange-traded funds and ADRs. Also may invest in preferred stocks and debt instruments that have prospects for growth of capital. Also may invest up to 25% of total assets in foreign securities. Portfolio managers focus on undervalued equity securities of out-of-favor cyclical growth companies; (2) established growth companies that are undervalued compared to historical relative valuation parameters;
                                  (3) companies where there is early but
                                  tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities; and (4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. Portfolio managers consider whether to sell a particular security when they believe the company no longer fits into any of the above categories.

                                  PRINCIPAL RISKS

                                  Prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. Prices of foreign securities may be further affected by other factors, including currency exchange rates, political and economic conditions, regulations, and markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies. Transaction costs are often higher in developing countries and there may be delays in settlement procedures. If the seller of a repurchase agreement in which the fund invests defaults on its obligation or declares bankruptcy, the fund may experience delays in selling the securities underlying the repurchase agreement. As a result, the fund may incur losses arising from decline in the value of those securities, reduced levels of income and expenses of enforcing its rights.

                                  INVESTMENT ADVISER:  A I M Advisors, Inc.

FIDELITY (R)VARIABLE INSURANCE FUNDS

Fidelity VIP Contrafund(R)        INVESTMENT OBJECTIVE
Portfolio                         Seeks long-term capital appreciation.

(Service Class 2)                 PRINCIPAL STRATEGIES

                                  Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public. May invest in securities of both domestic and foreign issuers. Invests in either "growth" stocks or "value" stocks or both. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refer to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management &
                                  Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.

Fidelity VIP Equity-Income        INVESTMENT OBJECTIVE
Portfolio                         Seeks reasonable income. Also considers the
(Service Class 2)                 potential for capital appreciation.  Seeks to
                                  achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.

                                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of total assets in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. May also invest in other types of equity securities and debt securities, including lower-quality debt securities. May invest in securities of both domestic and foreign issuers. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, interest rate changes, foreign exposure, issuer-specific changes, and "value" investing. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Interest rate changes refers to the risk that interest rate increases can cause the price of a debt security to decrease. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refers to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. "Value" investing refers to the risk that "value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

                                  INVESTMENT ADVISER: FIDELITY MANAGEMENT &
                                  RESEARCH COMPANY

                                  SUBADVISER: FMR Co., Inc.

Fidelity VIP Growth               INVESTMENT OBJECTIVE
Opportunities Portfolio           Seeks to provide capital growth.

(Service Class 2)                 PRINCIPAL STRATEGIES

                                  Normally invests primarily in common stocks, investing in both domestic and foreign issuers. Invests in either "growth" stocks or "value" stocks or both. The Portfolio's investment adviser uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Sbject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refer to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management & Research
                                  (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.


Fidelity VIP Overseas Portfolio   INVESTMENT OBJECTIVE
                                  Seeks long-term growth of capital.

(Service Class 2)
                                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of total assets in foreign securities, primarily in common stocks. Investments are allocated across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

                                  PRINCIPAL RISKS

                                  Subject to the following principal investment risks: stock market volatility, foreign exposure, and issuer-specific changes. Stock market volatility refers to the risk that stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments. Foreign exposure refers to the risk that foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently from the U.S. market. Issuer-specific changes refers to the risk that the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

                                  INVESTMENT ADVISER: Fidelity Management &
                                  Research Company

                                  SUBADVISERS:  Fidelity  Management & Research
                                  (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Small Cap Value          INVESTMENT OBJECTIVE
Securities Fund (formerly         A nondiversified fund that seeks long-term
Franklin Value Securities Fund)   total return. Income, while not a goal, is a
                                  secondary consideration.

(Class 2 Shares)                  PRINCIPAL STRATEGIES

                                  The fund will normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. The fund will invest in equity securities of companies that the fund's manager believes are selling substantially below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company).

                                  PRINCIPAL RISKS

                                  While stocks have historically outperformed other asset classes over the long term, their value tends to go up and down more dramatically over the short term. The manager may invest in value securities if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, value securities may not increase in value as anticipated by the manager and may even decline further. Historically, smaller company securities have been more volatile in price and have fluctuated independently from larger company securities, especially over the short term. By having significant investments in particular sectors from time to time, the fund carries greater risk of adverse developments than a fund that always invests in a wide variety of sectors. Because the fund is nondiversified, it may invest a greater portion of its assets in one issuer and have a smaller number of issuers than a diversified fund. Therefore, the fund may be more sensitive to economic, business, political or other changes affecting similar issuers or securities.

                                  INVESTMENT ADVISER: Franklin Advisory
                                  Services, LLC

ING GET FUND

ING GET Fund                      INVESTMENT OBJECTIVE

                                  The Series seeks to achieve maximum total return without compromising a minimum targeted return (Targeted Return) by participating in favorable equity market performance during the Guarantee Period.

                                  PRINCIPAL STRATEGIES

                                  The Series allocates its assets among the following asset classes:

                                       o  During the Offering Period, the
                                          Series' assets will be invested in
                                          short-term instruments.

                                       o    During the Guarantee Period, the
                                            Series' assets will be allocated
                                            between the:

                                            o   EQUITY COMPONENT
                                                - consisting of common
                                                stocks included in the
                                                Standard and Poor's 500
                                                Index (S&P 500) and futures
                                                contracts  on the S&P 500;
                                                and the

                                            o   FIXED COMPONENT -
                                                consisting primarily of
                                                short- to
                                                intermediate-duration U.S.
                                                Government securities.

                                  The minimum TARGETED RETURN is 1.5% per year over the Guarantee Period. The minimum Targeted Return is set by the Fund's Board of Trustees (Board) and takes into consideration the Series' total annual expenses as well as insurance company separate account expenses assessed to contract holders and participants acquiring interests in the Fund through separate accounts. There is no assurance that the Fund will achieve the Targeted Return. THE GUARANTEE PROMISES INVESTORS ONLY A RETURN OF THE AMOUNT INVESTED IN THE SERIES THROUGH THE SEPARATE ACCOUNT (LESS CERTAIN CHARGES). THE GUARANTEE DOES NOT PROMISE THAT INVESTORS WILL EARN THE TARGETED RETURN.

                                  PRINCIPAL RISKS

                                  The principal risks of investing in the Series are those generally attributable to stock and bond investing. The success of the Series' strategy depends on Aeltus' skill in allocating assets between the Equity Component and the Fixed Component and in selecting investments within each Component. Because the Series invests in both stocks and bonds, the Series may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor.

                                  The risks associated with investing in STOCKS include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The performance of the Equity Component also depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  The principal risk associated with investing in BONDS is that interest rates may rise, which generally causes bond prices to fall. The market prices of STRIPS generally are more volatile than the market prices of other fixed income securities with similar maturities that pay interest periodically. With corporate bonds, there is a risk that the issuer will default on the payment of principal or interest.

                                  The asset allocation process results in
                                  additional transaction costs such as brokerage commissions. This process can have an adverse effect on the performance of the Series during periods of increased equity market volatility.

                                  If at the inception of, or any time during, the Guarantee Period interest rates are low, the Series' assets may be largely invested in the Fixed Component in order to increase the likelihood of achieving the Targeted Return at the Maturity Date. The effect of low interest rates on the Series would likely be more pronounced at the inception of the Guarantee Period, as the initial allocation of assets would include more fixed income securities. In addition, if during the Guarantee Period the equity markets experienced a major decline, the Series' assets may become largely invested in the Fixed Component in order to increase the likelihood of achieving the Targeted Return at the Maturity Date. In fact, if the value of the Equity Component were to decline by 30% in a single day, a complete reallocation to the Fixed Component would likely occur to ensure that the Targeted Return would be achieved at the end of the Guarantee Period. USE OF THE FIXED COMPONENT REDUCES THE SERIES' ABILITY TO PARTICIPATE AS FULLY IN UPWARD EQUITY MARKET MOVEMENTS, AND THEREFORE REPRESENTS SOME LOSS OF OPPORTUNITY, OR OPPORTUNITY COST, COMPARED TO A PORTFOLIO THAT IS FULLY INVESTED IN EQUITIES.

                                  Because the Series is new, it does not have return information an investor might find useful in evaluating the risks of investing in the Fund.

                                  INVESTMENT ADVISER: ING Investment, LLC

                                  SUBADVISOR: Aeltus Investment Management, Inc.

ING PARTNERS, INC.

ING Alger Aggressive Growth       INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks long-term capital appreciation.
Partners, Inc. - PPI Alger
Aggressive Growth Portfolio)      PRINCIPAL STRATEGIES

                                  Invests  primarily (at least 65% of total
(Service Class)                   assets) in the equity  securities of companies
                                  having a market capitalization within
                                  the range of companies in the S&P MidCap 400
                                  Index. The Portfolio's subadviser focuses on midsize companies with promising growth potential. Investments may include securities listed on a securities exchange or traded in the over the counter markets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MID CAP GROWTH RISK: Securities of
                                    medium-sized companies may be more volatile than larger, more established companies owing to such factors as inexperienced management and limited financial resources.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Fred Alger Management, Inc.(Alger)

ING Alger Growth Portfolio        INVESTMENT OBJECTIVE
(formerly Portfolio Partners,     Seeks long-term capital appreciation.
Inc. - PPI Alger Growth
Portfolio)                        PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of total
                                  assets)  in the  equity  securities  of large
(Service Class)                   companies having a market
                                  capitalization of $10 billion or greater. The
                                  Portfolio's subadviser focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Investments may include securities listed on a securities exchange or traded in the over the counter markets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities, and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Fred Alger Management, Inc.(Alger)


ING American Century Small Cap    INVESTMENT OBJECTIVE
Value Portfolio                   Seeks long-term growth of capital; income is
                                  a secondary objective.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Seeks to achieve its investment objective by investing primarily (at least 80% of net assets under normal circumstances) in equity securities of smaller companies. The Portfolio's subadviser considers smaller companies to include those with a market capitalization no bigger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index. The subadviser looks for companies whose stock price is less than they believe the company is worth and attempts to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level that is believed to more accurately reflect the fair value of the company.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL CAPITALIZATION COMPANY RISK:
                                    Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of a Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: American Century Investment
                                  Management, Inc. (American Century)

ING Baron Small Cap Growth        INVESTMENT OBJECTIVE
Portfolio                         Seeks capital appreciation.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks of smaller companies selected for capital appreciation potential. Invests primarily (at least 80% of net assets under normal circumstances) in small sized companies with market values under $1.5 billion measured at the time of purchase. The Portfolio's subadviser will not sell positions just because their market values have increased. BAMCO will add to positions in a company even though its market capitalization has increased through appreciation within the limits stated, if, in BAMCO's judgment, the company is still an attractive investment. Also may invest in other equity-type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. Investment income is not a consideration in securities selection.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL CAPITALIZATION COMPANY RISK:
                                    Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    Large Positions Risk: The Portfolio may
                                    establish significant positions in companies in which the subadviser has the greatest conviction. If the stock price of one or more of the companies should decrease, it would have a big impact on the Portfolio's net asset value. The Portfolio's returns may be more volatile than those of a less concentrated portfolio.

                                  INVESTMENT ADVISER: ING Life Insurance and
                                  Annuity Company (formerly Aetna Life
                                  INSURANCE AND ANNUITY COMPANY)

                                  SUBADVISER: BAMCO, Inc. (BAMCO)

ING Goldman Sachs(R)Capital       INVESTMENT OBJECTIVE
Growth Portfolio (formerly        Seeks long-term growth of capital.
Portfolio Partners, Inc. - PPI
Goldman Sachs(R) Capital Growth   PRINCIPAL STRATEGIES
Portfolio)                        Invests, under normal circumstances, at least
                                  90% of total assets in equity investments.
                                  Seeks to achieve its  investment  objective by
                                  investing  in a  diversified  portfolio of
(Service Class)                   equity securities that are considered
                                  by the Portfolio's subadviser to have
                                  long-term capital appreciation potential.
                                  Although the Portfolio invests primarily in publicly traded U.S. securities, it may invest up to 10% of total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investments in foreign securities, and also have additional risks.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Goldman Sachs Asset Management
                                  (Goldman)

ING JP Morgan Mid Cap Value       INVESTMENT OBJECTIVE
Portfolio                         A nondiversified Portfolio that seeks growth
                                  from capital appreciation.

(Service Class)                   PRINCIPAL STRATEGIES

                                  Invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the Portfolio's subadviser believes to be undervalued. Under normal market conditions, will only purchase securities that are traded on registered exchanges or the over-the-counter market in the United States. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of despositary receipts. May use derivatives to hedge various market risks or to increase the Portfolio's income.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. The Portfolio limits foreign investments to securities denominated in U.S. dollars, and is generally not subject to the risk of changes in currency valuations.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    SMALL AND MID-CAPITALIZATION COMPANY RISK:
                                    Investment in small and mid-capitalization companies involves a substantial risk of loss. Small and mid cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources and management depth than larger companies.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Robert Fleming Inc., a subsidiary of J.P. Morgan Chase & Co.

ING MFS Capital Opportunities     INVESTMENT OBJECTIVE
Portfolio (Service Class)         Seeks capital appreciation.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. Focuses on companies that the Portfolio's subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. Investments may include securities listed on a securities exchange or traded in the over the counter markets. MFS selects securities based upon fundamental analysis (such as an analysis of earnings, cash flows, competitive position and management's abilities) performed by the Portfolio's manager and MFS' large group of equity research analysts. May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of a foreign currency at a future date. May engage in active and frequent trading to achieve its principal investment strategy.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING MFS Global Growth Portfolio   INVESTMENT OBJECTIVE

(Initial Class)                   A nondiversified Portfolio that seeks capital
                                  appreciation.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily (at least 65% of net assets under normal circumstances) in common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts. Seeks to achieve its investment objective by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy. Invests in equity securities which are derived from companies in three distinct market sectors:
                                  (1) U.S. emerging growth companies, which are domestic companies that MFS, the Portfolio's subadviser, believes are either early in their life cycle but which have the potential to become major enterprises, or are major enterprises whose rates of earnings growth are expected to accelerate due to special factors;
                                  (2) foreign growth companies, which are
                                  foreign companies located in more developed securities markets that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings and cash flow; and, (3) emerging market securities, which are securities of issuers whose principal activities are located in emerging market countries. Under normal circumstances, invests in at least three different countries, one of which may be the United States. Investments may include securities listed on a securities exchange or traded in the over the counter markets. Also may engage in active and frequent trading to achieve its principal investment strategies.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    ASSET ALLOCATION RISK: May miss attractive investment opportunities by underweighting markets where there are significant returns. May lose value by overweighting markets where there are significant declines.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING GROWTH RISK: The Portfolio's
                                    performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

                                    GEOGRAPHIC FOCUS RISK: If the Portfolio
                                    focuses its investments by investing a
                                    substantial amount of its assets in issuers located in a single country or a limited number of countries, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    ACTIVE OR FREQUENT TRADING RISK: Frequent trading increases transaction costs, which could detract from the Portfolio's performance.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING MFS Research Portfolio        INVESTMENT OBJECTIVE
(formerly Portfolio Partners,     Seeks long-term growth of capital and future
Inc. (PPI) MFS Research Growth    income.
Portfolio                         PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  (at  least  80%  of  total
                                  assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.
                                  Focuses on companies that the Portfolio's subadviser (MFS) believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flows, dominant or growing market share and superior management. May invest in companies of any size. Investments may also include securities traded on securities exchanges or in the over the counter markets. A committee of investment research analysts selects portfolio securities for the Portfolio. This committee includes investment analysts employed not only by MFS, but also by MFS' investment advisory affiliates. May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date. May engage in active and frequent trading to achieve its principal investment strategy.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    DEPOSITARY RECEIPT RISK: Unsponsored
                                    depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts. Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Massachusetts Financial Services
                                  Company (MFS)

ING OpCap Balanced Value          INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks capital growth, and secondarily,
Partners, Inc. - PPI OpCap        investment income.
Balanced Value Portfolio)
                                  PRINCIPAL STRATEGIES

(Service Class)                   Under  normal  market  conditions,  invests
                                  at  least  25% of  total  assets  in  equity
                                  securities,  including common stocks and
                                  preferred stocks and expects to have between
                                  50% to 70% of total assets  invested in
                                  equities.  Also invests at least 25% of total
                                  assets in fixed-income senior securities
                                  including bonds, debentures, notes,
                                  participation interests  in  loans,
                                  convertible  securities,   U.S.  Government
                                  securities  and  cash equivalents.   To  seek
                                  growth,  the  Portfolio  invests  mainly  in
                                  common  stocks  of established  U.S.
                                  issuers  that  the  sub-adviser   believes
                                  are undervalued in the marketplace in relation to company assets, earnings, growth potential and cash flows.
                                  The Portfolio also invests in other equity securities, such as preferred stock and securities convertible into common stock.
                                  The Portfolio also buys corporate and government bonds, notes, and other debt securities for investment income, which can include securities below investment grade.
                                  The sub-adviser allocates the Portfolio's investments among equity and debt securities after assessing the relative values of these different types of investments under prevailing market conditions.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    INDUSTRY FOCUS RISK: To the extent that the Portfolio is emphasizing investments in a particular industry, its shares may fluctuate in response to events affecting that industry. Stocks of issuers in a particular industry may be affected by changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: OpCap Advisors LLC (OpCap)

ING PIMCO Total Return            INVESTMENT OBJECTIVE
Portfolio                         Seeks maximum total return, consistent with
                                  capital preservation and prudent investment management.
(Service Class)
                                  PRINCIPAL STRATEGIES

                                  Invests under normal circumstances at least
                                  65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on the Portfolio's subadviser's forecast for interest rates. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. May invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. May invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. May, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls).

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    LIQUIDITY RISK: Investments in illiquid
                                    securities may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. A Portfolio has the greatest exposure to liquidity risk due to its investments in foreign securities, derivatives, and securities with substantial market and credit risk.

                                    MORTGAGE RISK: Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Portfolio that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. This can reduce the returns of a Portfolio because a Portfolio will have to reinvest that money at the lower prevailing interest rates.

                                    LEVERAGING RISK: The use of leverage may cause a Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause the Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Portfolio's securities.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Pacific Investment Management
                                  Company LLC (PIMCO)

ING Salomon Brothers Capital      INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     A nondiversified Portfolio that seeks capital
Partners, Inc. - PPI Salomon      appreciation.
Brothers Capital Portfolio)
                                  PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  in  equity  securities  of
                                  U.S.   companies  ranging  in  size  from
                                  established large capitalization  companies
                                  (over $5 billion in market capitalization) to mid capitalization companies at the beginning of their life cycles. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Portfolio's subadviser. May invest without limit in convertible debt securities emphasizing those convertible debt securities that offer the appreciation potential of common stocks. May also invest up to 20% of its assets in securities of foreign issuers.
                                  Additionally, may invest up to 10% of its assets in bank loans, including participation and assignments. SBAM emphasizes individual security selection while diversifying the
                                  Portfolio's  investments  across industries.
                                  SBAM seeks to identify those companies that offer the greatest potential for capital appreciation through careful fundamental analysis of each company and its financial characteristics.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the securit--SMALL CAPITALIZATION COMPANY RISK: Investment in small capitalization companies involves a substantial risk of loss. Small cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources, management depth and their securities trade less frequently and in more limited volumes than securities of larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Salomon Brothers Asset Management Inc. (SBAM)

ING Salomon Brothers Investors    INVESTMENT OBJECTIVE
Value Portfolio (formerly         Seeks long-term growth of capital, and
Portfolio Partners, Inc. - PPI    secondarily, current income.
Salomon Brothers Investors
Value Portfolio)                  PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily in common stocks of
                                  established U.S. companies. May also invest in other equity securities. To a lesser degree, invests in income producing securities such as debt securities. May also invest up to 20% of its assets in securities of foreign issuers. SBAM, the Portfolio's subadviser, emphasizes individual security selection while diversifying the Portfolio's investments across industries, which may help to reduce risk. SBAM focuses on established large capitalization companies (over $5 billion in market capitalization), seeking to identify those companies with solid growth potential at reasonable values. SBAM employs fundamental analysis to analyze each company in detail, ranking its management, strategy and competitive market position.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange-listed securities and the Portfolio may experience difficulty in purchasing or selling these securities at a fair price.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Salomon Brothers Asset Management Inc. (SBAM)

ING Scudder International         INVESTMENT OBJECTIVE
Growth Portfolio (formerly        Seeks long-term growth of capital.
Portfolio Partners, Inc. (PPI)
Scudder International Growth
Portfolio)                        PRINCIPAL STRATEGIES

(Service Class)                   Invests  primarily  (at least 65% of total
                                  assets) in the equity securities of foreign companies that the Portfolio's subadviser believes have high growth potential. Will normally invest in securities of at least three different countries other than the U.S.
                                  and will invest in securities in both
                                  developed and developing markets. Seeks to invest in those companies that Scudder believes are best able to capitalize on the growth and changes taking place within and between various regions of the world.
                                  Typically, these are companies with leading or rapidly-developing business franchises, strong financial positions, and high quality management capable of defining and implementing company strategies to take advantage of local, regional or global market changes. Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

                                    GEOGRAPHIC FOCUS RISK: If the Portfolio
                                    focuses its investments by investing a
                                    substantial amount of its assets in issuers located in a single country or a limited number of countries, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance. The Portfolio's investment performance may also be more volatile if it focuses its investments in certain countries, especially emerging market countries.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    CREDIT RISK: The Portfolio's investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities may be more likely to have difficulty making timely payments of interest or principal.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: Deutsche Investment Management
                                  (Americas) Inc. (Deutsche)

ING T. Rowe Price Growth Equity   INVESTMENT OBJECTIVE
Portfolio (formerly Portfolio     Seeks long-term capital growth, and
Partners, Inc. (PPI) T. Rowe      secondarily, increasing dividend income.
Price Growth Equity Portfolio)
                                  PRINCIPAL STRATEGIES
(Service Class)
                                  Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. The Portfolio concentrates its investments in growth companies. The Portfolio's subadviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. In addition,
                                  T. Rowe seeks companies with a lucrative niche in the economy that T. Rowe believes will give them the ability to sustain earnings momentum even during times of slow economic growth. It is T. Rowe's belief that when a company's earnings grow faster than both inflation and the overall economy, the market will eventually reward it with a higher stock price.
                                  May also  purchase  foreign  stocks,
                                  futures,  and  options,  in keeping
                                  with its objectives. May have exposure to foreign currencies through its investment in foreign securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.
                                  Investments  in foreign securities are
                                  limited to 30% of total assets.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    GROWTH STOCK RISK: Securities of growth
                                    companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. In addition, earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER:  T. Rowe Price Associates, Inc.
                                  T. Rowe)

ING UBS Tactical Asset            INVESTMENT OBJECTIVE
Allocation Portfolio (formerly    Seeks total return, consisting of long-term
Portfolio Partners, Inc. -        capital appreciation and current income.
PPI Brinson
Tactical Asset                    PRINCIPAL STRATEGIES
Allocation Portfolio)             Allocates assets between a stock portion
                                  designed to track the performance of the
(Service Class)                   Standard & Poor's Composite Index of 500
                                  Stocks (S&P 500 Index) and a fixed income portion consisting of either five-year U.S.
                                  Treasury notes or U.S. Treasury bills with remaining maturities of 30 days. The
                                  Portfolio's subadviser reallocates the
                                  Portfolio's assets in accordance with the recommendations of its own Tactical Allocation
                                  Model on the first business day of each month.
                                  The Tactical Allocation Model attempts to track the performance of the S&P 500 Index in periods of strong market performance. The
                                  Model attempts to take a more defensive
                                  posture by reallocating assets to bonds or cash when the Model signals a potential bear market, prolonged downturn in stock prices or significant loss in value.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    ASSET ALLOCATION RISK: The Tactical
                                    Allocation Model may not correctly predict the times to shift the Portfolio's assets from one type of investment to another.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    INDEX TRACKING RISK: The Portfolio expects a close correlation between the performance of the portion of its assets allocated to stocks and that of the S&P 500 Index in both rising and falling markets. The performance of the Portfolio's stock investments, however, generally will not be identical to that of the Index because of the fees and expenses borne by the Portfolio and investor purchases and sales of Portfolio shares, which can occur daily.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or foreign governments intervene in the currency markets.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER: UBS Global Asset Management Inc.
                                  (formerly Brinson Advisors, Inc.) (UBS)

ING Van Kampen Comstock           INVESTMENT OBJECTIVE
Portfolio (Service Class)         Seeks capital growth and income.

                                  PRINCIPAL STRATEGIES

                                  Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks consisting principally of common stocks. Emphasizes a value style of investing seeking well-established, undervalued companies believed to posses the potential for capital growth and income. Portfolio securities are typically sold when the assessments of the Portfolio's subadviser of the capital growth and income potential for such securities materially change. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes. Also may invest up to 10% of total assets in high quality short-term debt securities and investment grade corporate debt securities in order to provide liquidity.

                                  PRINCIPAL RISKS

                                  Subject to the following principal risks:

                                    MARKET AND COMPANY RISK: The value of the securities in which the Portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

                                    SMALL AND MID-CAPITALIZATION COMPANY RISK:
                                    Investment in small and mid-capitalization companies involves a substantial risk of loss. Small and mid cap companies and the market for their equity securities are more likely to be more sensitive to changes in earnings results and investor expectations. These companies are also likely to have more limited product lines, capital resources and management depth than larger companies.

                                    FOREIGN MARKETS RISK AND CURRENCY RISK:
                                    Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Exposure to foreign currencies may cause the value of the Portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

                                    DERIVATIVES RISK: Loss may result from the Portfolio's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Portfolio. A Portfolio investing in a derivative instrument could lose more than the principal amount invested.

                                    MANAGEMENT RISK: The risk that a strategy used by the Portfolio's subadviser may fail to produce intended results.

                                    INTEREST RATE RISK: The Portfolio's
                                    investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of any debt securities held by the Portfolio will decline. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

                                    ACTIVE OR FREQUENT TRADING RISK: Engaging in active and frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies. Frequent trading also increases transaction costs, which could detract from the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING Life Insurance and
                                  Annuity Company (formerly Aetna Life Insurance and Annuity Company)

                                  SUBADVISER:  Morgan Stanley Investment
                                  Management Inc. d/b/a Van Kampen

ING VARIABLE PORTFOLIOS, INC.

ING VP Growth Portfolio           INVESTMENT OBJECTIVE
(formerly Aetna Variable          Seeks growth of capital through investment
Portfolios, Inc. - Aetna          in a diversified portfolio consisting
Growth VP)                        primarily of common stocks and securities
                                  convertible into common stocks believed to
(Class S Shares)                  offer growth potential.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock. In managing the Portfolio, Aeltus (the Portfolio's subadviser) emphasizes stocks of larger companies, although may invest in companies of any size. Aeltus also uses internally developed quantitative computer models to evaluate the financial characteristics of approximately 1,000 companies. Aeltus analyzes these characteristics in an attempt to identify companies it believes have strong growth characteristics or demonstrate a positive trend in earnings estimates but whose perceived value is not reflected in the stock price. Aeltus focuses on companies it believes have strong, sustainable and improving earnings growth, and established market positions in a particular industry.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. They include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Growth-oriented stocks typically sell at relatively high valuations as compared to other types of stocks. If a growth stock does not exhibit the consistent level of growth expected, its price may drop sharply. Historically, growth-oriented stocks have been more volatile than value-oriented stocks.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus LargeCap        INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard & Poor's 500
Aetna Index Plus Large Cap VP)    Composite  Index (S&P 500), while maintaining
                                  a market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 500. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 500 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, Aeltus generally includes in the portfolio between 400 and 450 of the stocks included in the S&P 500. Although the Portfolio will not hold all of the stocks in the S&P 500, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 500 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus MidCap          INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard & Poor's MidCap
Aetna Index Plus Mid Cap VP)      400 Index (S&P 400), while maintaining a
                                  market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 400. The S&P 400 is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 400 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each issuer and its potential for strong, sustained earnings growth. Although the Portfolio will not hold all of the stocks in the S&P 400, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 400 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. In addition, stocks of medium sized companies tend to be more volatile and less liquid than stocks of larger companies. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Index Plus SmallCap        INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks to outperform the total return
Variable Portfolios, Inc. -       performance of the Standard and Poor's
Aetna Index Plus Small Cap VP)    SmallCap 600  Index (S&P 600), while
                                  maintaining a market level of risk.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of net assets in stocks included in the S&P 600. The S&P 600 is a stock market index comprised of common stocks of 600 small-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation. In managing the Portfolio, Aeltus (the Portfolio's subadviser) attempts to achieve the Portfolio's objective by overweighting those stocks in the S&P 600 that Aeltus believes will outperform the index, and underweighting (or avoiding altogether) those stocks that Aeltus believes will underperform the index. In determining stock weightings, Aeltus uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each issuer and its potential for strong, sustained earnings growth. Although the Portfolio will not hold all of the stocks in the S&P 600, Aeltus expects that there will be a close correlation between the performance of the Portfolio and that of the S&P 600 in both rising and falling markets.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in small cap stocks are substantially less than stocks of larger companies which may result in wider price fluctuations. When selling a large quantity of a particular stock, the Portfolio may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies tend to be more volatile than stocks of larger companies and can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. The success of the Portfolio's strategy depends significantly on Aeltus' skill in determining which securities to overweight, underweight or avoid altogether.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP International Equity       INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks long-term capital growth primarily
Variable Portfolios, Inc. -       investment in a diversified portfolio of
Aetna International VP)           common through  stocks principally traded
                                  in countries outside of the United States.
(Class S Shares)                  The Portfolio will not target any given
                                  level of current income.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 80% of assets in equity securities and at least 65% of its assets in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock. In managing the Portfolio, Aeltus (the Portfolio's subadviser) looks to: diversify the Portfolio by investing in a mix of stocks that it believes have the potential for long-term growth, as well as stocks that appear to be trading below their perceived value; allocate assets among several geographic regions and individual countries, investing primarily in those areas that it believes have the greatest potential for growth as well as stable exchange rates; invest primarily in established foreign securities markets, although it may invest in emerging markets as well; use internally developed quantitative computer models to evaluate the financial characteristics of over 2,000 companies. Aeltus analyzes cash flows, earnings and dividends of each company, in an attempt to select companies with long-term sustainable growth characteristics and employs currency hedging strategies to protect the portfolio from adverse effects on the U.S. dollar.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of foreign companies tend to be less liquid and more volatile than their U.S. counterparts. Accounting standards and market regulations tend to be less standardized in certain foreign countries, and economic and political climates tend to be less stable. Stocks of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. Investments in emerging markets are subject to the same risks applicable to foreign investments generally, although those risks may be increased due to conditions in such countries. Investments outside the U.S. may also be affected by administrative difficulties, such as delays in clearing and settling portfolio transactions.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Small Company Portfolio    INVESTMENT OBJECTIVE
(formerly Aetna Variable          Seeks growth of capital primarily through
Portfolios, Inc. -                investment in a diversified portfolio
Aetna Small Company VP)           of common stocks and securities convertible
                                  into common stocks of companies with smaller
(Class S Shares)                  market capitalizations.

                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: 1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); 2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and 3) companies with market capitalizations lower than companies included in the first two categories. In managing the Portfolio, Aeltus (the Portfolio's subadviser) invests in stocks that it believes have the potential for long-term growth, as well as those that appear to be trading below their perceived value. Aeltus also uses internally developed quantitative computer models to evaluate financial characteristics of over 2,000 companies. Aeltus analyzes these characteristics in an attempt to identify companies whose perceived value is not reflected in the stock price. Aeltus considers the potential of each company to create or take advantage of unique product opportunities, its potential to achieve long-term sustainable growth and the quality of its management. The Portfolio may invest, to a limited extent, in foreign stocks.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies. This is because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in small cap stocks are substantially less than of stocks of larger companies. As a result, the stocks of smaller companies may be subject to wider price fluctuations and/or may be less liquid. When selling a large quantity of a particular stock, the Portfolio may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. Foreign securities present additional risks. Some foreign securities tend to be less liquid and more volatile than their U.S. counterparts. In addition, accounting standards and market regulations tend to be less standardized in certain foreign countries. Investments outside the U.S. may also be affected by administrative difficulties, such as delays in clearing and settling portfolio transactions. These risks are usually higher for securities of companies in emerging markets. Foreign currency exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VP Value Opportunity          INVESTMENT OBJECTIVE
Portfolio (formerly Aetna         Seeks growth of capital primarily through
Variable Portfolios, Inc. -       investment in a diversified portfolio of
Aetna Value Opportunity VP)       common stocks and securities convertible
                                  into common stock.
(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Under normal market conditions, invests at least 65% of total assets in common stocks and securities  convertible  into common stock.
                                  In managing the  Portfolio,  Aeltus (the
                                  Portfolio's subadviser) tends to invest in larger companies that it believes are trading below their perceived value, although may invest in companies of any size. Aeltus believes that the Portfolio's investment objective can best be achieved by investing in companies whose stock price has been excessively discounted due to perceived problems or for other reasons. In searching for investments, Aeltus evaluates financial and other characteristics of companies, attempting to find those companies that appear to possess a catalyst for positive change, such as strong management, solid assets, or market position, rather than those companies whose stocks are simply inexpensive. Aeltus looks to sell a security when company business fundamentals deteriorate or when price objectives are reached.

                                  PRINCIPAL RISKS

                                  Principal risks are those generally
                                  attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented stocks tend to correlate more closely with economic cycles than growth-oriented stocks, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

                                  INVESTMENT ADVISER: ING Investments, LLC

                                  SUBADVISER: Aeltus Investment Management, Inc.

ING VARIABLE PRODUCTS TRUST
ING VP Growth Opportunities       INVESTMENT OBJECTIVE
(formerly Pilgrim VP Growth
Opportunities)                    Seeks long-term growth of capital.

(Class S Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests primarily in U.S.  companies that
                                  the portfolio  managers feel have above
                                  average prospects  for growth.  Under
                                  normal  market  conditions,  invests at
                                  least 65% of total assets in securities
                                  purchased on the basis of the  potential
                                  for capital  appreciation. Securities may
                                  be from large-cap, mid-cap or small-cap
                                  companies.  Portfolio managers use
                                  a  "top-down"   disciplined   investment
                                  process,   which  includes  extensive
                                  database screening,  frequent  fundamental
                                  research,   identification  and
                                  implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

                                  PRINCIPAL RISKS

                                  The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have the potential for rapid growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Small and medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies trade in lower volume and may be less liquid than securities of larger, more established companies.

                                  INVESTMENT ADVISOR:  ING Investments, LLC.

ING VP International Value        INVESTMENT OBJECTIVE
Portfolio (formerly Pilgrim       Seeks long-term capital appreciation.
International Value Portfolio)
                                  PRINCIPAL STRATEGIES

(Class S Shares)                  Invests  primarily  in foreign  companies
                                  with market  capitalizations  greater than $1
                                  billion,   but  may  hold  up  to  25%  of
                                  assets  in  companies   with  smaller  market
                                  capitalization.  Portfolio managers apply the
                                  technique of "value  investing" by seeking
                                  stocks that their  research  indicates  are
                                  priced  below their  long-term  value.  Holds
                                  common stocks,  preferred stocks,  American,
                                  European and global depository receipts, as
                                  well as convertible securities.  Under normal
                                  circumstances,  will invest at least 65% of
                                  total assets in securities of companies
                                  located in at least three countries other than
                                  the U.S.,  which may include emerging market
                                  countries.  May invest up to the greater of
                                  20% of assets in any on country or industry,
                                  or, 150% of the weighting of the country or
                                  industry in the Morgan  Stanley  Capital
                                  International  Europe  Australia Far East
                                  (MSCI EAFE)  Index,   as  long  as  the
                                  Portfolio meets any industry concentration or diversification requirements under the
                                  Investment Company Act of 1940, as amended.
                                  Also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of total assets.

                                  PRINCIPAL RISKS

                                  You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others: risks of foreign investing, price volatility, market trends, inability to sell securities and securities lending. International investing does pose special risks, including currency fluctuation, economic and political risks not found in investments that are solely domestic. Risks of foreign investing are generally intensified for investments in emerging markets. In exchange for higher growth potential, investing in stocks of small and medium-sized companies may entail greater price volatility than investing in stocks of larger companies. Investing in Portfolios that are concentrated in a smaller number of holdings poses greater risk than those with a larger number of holdings because each investment has a greater effect on the Portfolio's performance.

                                  INVESTMENT  ADVISER:  ING  Investments, LLC
                                  (ING  Investments)   (formerly  ING  Pilgrim
                                  Investments, LLC)

                                  SUBADVISER: Brandes Investment Partners, L.P.

ING VP MidCap Opportunities       INVESTMENT OBJECTIVE
Portfolio (formerly Pilgrim VP
MidCap Opportunities Portfolio)   Seeks long-term capital appreciation.

(Class S Shares)                  PRINCIPAL STRATEGIES

                                  Normally invests at least 80% of assets in the common stocks of mid -sized U.S. companies. Normally invests in companies that the portfolio managers feel have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index).
                                  The market capitalization range will change with market conditions as the range of the companies included in the S&P MidCap 400 Index changes. Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying such industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure. May invest in initial public offerings.

                                  PRINCIPAL RISKS

                                  You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. The Portfolio has exposure to financial and market risks that accompany investments in equities. Securities of mid-sized companies may be more susceptible to price swings than investments in larger companies. Investing in Portfolios that are concentrated in a smaller number of holdings poses greater risk than those with a larger number of holdings; each investment has a greater effect on the Portfolio's performance.

                                  INVESTMENT ADVISER: ING Investments, LLC
                                  (formerly ING Pilgrim Investments, LLC

ING VP SmallCap                   INVESTMENT OBJECTIVE
Opportunities
(formerly Pilgrim VP              Seeks long-term capital appreciation.
SmallCap Opportunities)
                                  PRINCIPAL STRATEGIES

(Class S Shares)                  Invests at least 65% of total assets in the
                                  common stock of smaller, lesser-known U.S.
                                  companies that the portfolio  manager
                                  believes have above average prospects for growth. For this Portfolio smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Index, which is an index that measures the performance of small companies. The median market capitalization of companies held by the Portfolio as of February 29, 2000 was $1.876 billion. Portfolio manager uses a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a brand-oriented approach in structuring the portfolio and a sell discipline. Portfolio manager seeks to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempts to provide a framework for identifying the industries and companies expected to benefit most.
                                  This top-down  approach is combined
                                  with rigorous  fundamental  research
                                  (a bottom-up  approach) to guide stock
                                  selection and portfolio structure.

                                  PRINCIPAL RISKS

                                  The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have above average prospects for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the small sized growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

                                  INVESTMENT ADVISOR:  ING Investments, LLC.

JANUS ASPEN SERIES

Balanced Portfolio                INVESTMENT OBJECTIVE

(Service Shares)                  Seeks long-term  capital growth,  consistent
                                  with preservation of capital and balanced by current income.

                                  PRINCIPAL STRATEGIES

                                  Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities. The portfolio manager applies a 'bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. If the portfolio manager is unable to find investments with earnings growth potential, a significant portion of assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest a significant portion of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. The income component of the Portfolio's holdings includes fixed-income securities which generally will decrease in value when interest rates rise. Another fundamental risk associated with fixed-income securities is the risk that an issuer of a bond will be unable to make principal and interest payments when due (i.e. credit risk). Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER:  Janus Capital Management
                                  LLC

Flexible Income Portfolio         INVESTMENT OBJECTIVE

(Service Shares)                  Seeks to obtain maximum total return,
                                  consistent with preservation of capital.


                                  PRINCIPAL STRATEGIES

                                  Invests primarily in a wide variety of
                                  income-producing securities such as corporate bonds and notes, government securities and preferred stock. Will invest at least 80% of its assets in income-producing securities. May own an unlimited amount of high-yield/high-risk bonds which may be a big part of the portfolio. The portfolio manager applies a "bottom up" approach in choosing investments. This approach identifies individual income-producing securities one at a time considering economic factors such as the effect of interest rates on the Portfolio's investments. If the portfolio manager is unable to find investments that meet his investment criteria, the Portfolio's assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio invests substantially all of its assets in fixed-income securities, it is subject to risks such as credit or default risks or decreased value due to interest rate increases. Generally, a fixed-income security will increase in value when interest rates fall and decrease in value when interest rates rise. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments and initial public offerings (IPOs). One of the fundamental risks associated with all fixed-income funds is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due. Corporate debt securities, particularly those rated below investment grade, present the highest credit risk. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs.

                                  INVESTMENT ADVISER: Janus Capital Management
                                  LLC

Growth Portfolio                  INVESTMENT OBJECTIVE

 (Service Shares)                 Seeks  long-term  growth of  capital  in a
                                  manner consistent with the preservation of capital.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies. The portfolio manager applies a "bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. If the portfolio manager is unable to find investments with earnings growth potential, a significant portion of assets may be in cash or similar investments.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER: Janus Capital Management
                                  LLC

Worldwide Growth Portfolio        INVESTMENT OBJECTIVE

(Service Shares)                  Seeks  long-term  growth of  capital  in a
                                  manner consistent with the preservation of capital.

                                  PRINCIPAL STRATEGIES

                                  Invests primarily in common stocks of
                                  companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. Portfolio managers apply a "bottom up" approach in choosing investments. This approach identifies individual companies with earnings growth potential that may not be recognized by the market at large. Assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria. Foreign securities are generally selected on a stock-by-stock basis without regard to any defined allocation among countries or geographic regions. However, certain factors such as expected levels of inflation, government policies influencing business conditions, the outlook for currency relationships, and prospects for economic growth among countries, regions or geographic areas may warrant greater consideration in selecting foreign securities.

                                  PRINCIPAL RISKS

                                  Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk bonds or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. The Portfolio may have significant exposure to foreign markets and may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. High-yield/high-risk bonds present greater risk of default (the failure to make timely interest and principal payments) than higher quality bonds.

                                  INVESTMENT ADVISER: Janus Capital

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Global Securities     INVESTMENT OBJECTIVE
Fund/VA
                                  Seeks long-term capital appreciation by
(Service Share)s                   investing a substantial portion of assets in
                                  securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

                                  PRINCIPAL STRATEGIES

                                  Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries. Can invest without limit in any country, including countries with developed or emerging markets, but currently emphasizes investments in developed markets. Normally will invest in at least three countries (one of which may be the United States). Can also use hedging instruments and certain derivative investments. In selecting securities, the portfolio manager looks primarily for foreign and U.S. companies with high growth potential, using fundamental analysis of a company's financial statements and management structure, and analysis of the company's operations and product development, as well as the industry of which the issuer is part. The portfolio manager considers overall and relative economic conditions in U.S. and foreign markets, and seeks broad diversification in different countries to help moderate the special risks of foreign investing.

                                  PRINCIPAL RISKS

                                  Stocks fluctuate in price, and their
                                  short-term volatility at times may be great.
                                  Additionally, stocks of issuers in a
                                  particular industry may be affected by changes in economic conditions that affect that industry more than others, or by changes in government regulations, availability of basic resources or supplies, or other events. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, changes in governmental economic or monetary policy in the U.S. or abroad or other political and economic factors. Investing in derivative investments carries the risk that if the issuer of the derivative does not pay the amount due, the Fund can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the investment adviser Oppenheimer Strategic Bond Fund/VA either no share class or (Service Shares) expected it to perform.

                                  INVESTMENT ADVISER:  Oppenheimer Funds, Inc.

Oppenheimer Strategic Bond        INVESTMENT OBJECTIVE
Fund/VA                           Seeks a high level of current income
                                  principally derived from interest on debt securities.
(Service Shares)
                                  PRINCIPAL STRATEGIES

                                  Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies. Can invest up to 100% of its assets in any one sector at any time, if the Fund's investment adviser believes that in doing so the Fund can achieve its objective without undue risk. Can invest in securities having short, medium or long-term maturities and may invest without limit in lower-grade high-yield debt obligations, also called "junk bonds." Foreign investments can include debt securities of issuers in developed markets as well as emerging markets, which have special risks. Can also use hedging instruments and certain derivative investments to try to enhance income or to try to manage investment risks. In selecting securities, the portfolio managers analyze the overall investment opportunities and risks in individual national economies with an overall strategy of building a broadly-diversified portfolio of debt securities to help moderate the special risks of investing in high-yield debt instruments and foreign securities.

                                  PRINCIPAL RISKS

                                  Debt securities are subject to credit risk which refers to the risk that if the issuer fails to pay interest, or if the issuer fails to repay principal, the value of that security and of the Fund's shares might be reduced. Credit risks of lower-grade securities are greater than those of investment-grade bonds. Lower-grade debt securities may be subject to greater market fluctuations and greater risks of loss of income and principal. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors. Securities of issuers in emerging and developing markets may be more difficult to sell at an acceptable price and their prices may be more volatile than securities of issuers in more developed markets. The Fund is also subject to interest rate risk and prepayment risk. The investment adviser's expectations about the relative performance of the three principal sectors in which the Fund invests may be inaccurate, and the Fund's returns might be less than other funds using similar strategies. Investing in derivative investments carries the risk that if the issuer of the derivative does not pay the amount due, the Fund can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the investment adviser expected it to perform.

                                  INVESTMENT ADVISER: OppenheimerFunds, Inc.

PIONEER VARIABLE ACCOUNT FUNDS

Pioneer Equity-Income VCT         INVESTMENT OBJECTIVE
Portfolio
                                  Seeks current income and long-term growth of
(Class II Shares)                 capital from a portfolio consisting primarily
                                  of income producing equity securities of U.S.
                                  corporations.


                                  PRINCIPAL STRATEGIES

                                  Invests at least 80% of total assets in income producing equity securities of U.S. issuers. Income producing equity securities in which the Portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts. Remainder of the Portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. Pioneer also considers a security's potential to provide a reasonable amount of income. In making these assessments, Pioneer employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; management with demonstrated ability and commitment to the company; low market valuations relative to earnings forecast, book value, cash flow and sales; and good prospects for dividend growth.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks current income and long-term growth of capital, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term), if value stocks fall out of favor with investors, or if the Portfolio's assets remain undervalued or do not have the potential value originally expected. Other risks include the possibility that stocks selected for income may not achieve the same return as securities selected for capital appreciation and that interest rates or inflation may increase.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

Pioneer Fund VCT Portfolio        INVESTMENT OBJECTIVE

(Class II Shares)                 Seeks reasonable income and capital growth.


                                  PRINCIPAL STRATEGIES

                                  Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. Invests the major portion of its assets in equity securities, primarily of U.S. issuers. Equity securities include common stocks and other equity instruments, such as convertible debt, depositary receipts, warrants, rights, interest in real estate investment trusts and preferred stocks. Although the Portfolio focuses on securities that have paid dividends in the preceding 12 months, it may purchase or hold securities that do not provide income if the Portfolio expects them to increase in value. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at reasonable prices or substantial discounts to their underlying values and holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. In making that assessment, Pioneer employs due diligence and fundamental research, and an evaluation of the issuer based on its financial statements and operations. Pioneer focuses on the quality and price of individual issuers, not on economic sector or market-timing strategies. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; above average potential for earnings and revenue growth; low market valuations relative to earnings forecast, book value, cash flow and sales; and a sustainable competitive advantage, such as a brand name, customer base, proprietary technology or economies of scale.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks reasonable income and capital growth, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term) or if value stocks fall out of favor with investors. The Portfolio's assets may also remain undervalued or not realize the potential value originally expected or the stocks selected for income may not achieve the same return as securities selected for capital growth.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

Pioneer Mid-Cap Value VCT         INVESTMENT OBJECTIVE
Portfolio
                                  Seeks capital appreciation by investing in a
(Class II Shares)                 diversified portfolio of securities consisting
                                  primarily of common stocks.


                                  PRINCIPAL STRATEGIES

                                  Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in Standard & Poor's MidCap 400 Index. Equity securities include common stocks and other equity instruments, such as convertible debt, depositary receipts, warrants, rights, interests in real estate investment trusts and preferred stocks. Pioneer, the Portfolio's investment adviser, uses a value approach to select the Portfolio's investments. Using this investment style, Pioneer seeks securities selling at substantial discounts to their underlying values and holds these securities until the market values reflect their intrinsic values. Pioneer evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. In making that assessment, Pioneer employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style. Pioneer focuses on the quality and price of individual issuers, not on economic sector or market-timing strategies. Factors Pioneer looks for in selecting investments include: favorable expected returns relative to perceived risk; management with demonstrated ability and commitment to the company; low market valuations relative to earnings forecast, book value, cash flow and sales; turnaround potential for companies that have been through difficult periods; estimated private market value in excess of current stock price; and issuers in industries with strong fundamentals such as increasing or sustainable demand and barriers to entry.

                                  PRINCIPAL RISKS

                                  Even though the Portfolio seeks capital
                                  appreciation, you could lose money on your investment or not make as much as if you invested elsewhere if the stock market goes down (this risk may be greater in the short term), if mid-size or value stocks fall out of favor with investors, or if the Portfolio's assets remain undervalued or do not have the potential value originally expected. The Portfolio also has risks associated with investing in mid-size companies. Compared to large companies, mid-size companies and the market for their equity securities, are likely to be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, and experience sharper swings in the market values. It also might be harder to sell at the times and prices Pioneer thinks is appropriate and there may be a greater potential for gain and loss.

                                  INVESTMENT ADVISER: Pioneer Investment
                                  Management, Inc.

--------------------------------------------------------------------------------
                                   APPENDIX B
--------------------------------------------------------------------------------


                 SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLE

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the third contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 - $9,000) is considered an excess withdrawal and would be subject to a 1% surrender charge of $180 ($18,000 x .01). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

--------------------------------------------------------------------------------
                                   APPENDIX C
--------------------------------------------------------------------------------


                                FIXED ACCOUNT II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and Golden American Life Insurance Company ("Golden American," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of Golden American, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 6 months, 1, 3, 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may not offer all guaranteed interest periods on all contracts and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by Golden American, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

THE FIXED ACCOUNT

You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire. Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates but no Fixed Interest Allocation will ever have a guaranteed interest rate declared of less than 3% per year. For more information see the prospectus for the Fixed Account.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Golden American's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Liquid Asset subaccount, and such a transfer will be subject to a Market Value Adjustment. Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect. See "Optional Riders" in the prospectus.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences. Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect. See "Optional Riders" in the prospectus.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

CONTRACT VALUE IN THE FIXED INTEREST ALLOCATIONS

On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

     (1) We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.

     (2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

     (3)  We add (1) and

     (4)  We subtract from (3) any transfers from that Fixed Interest
          Allocation.

     (5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

DOLLAR COST AVERAGING FROM FIXED INTEREST ALLOCATIONS

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of Contract value in Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you. The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year. Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

SUSPENSION OF PAYMENTS

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

MORE INFORMATION

See the prospectus for Fixed Account II.

--------------------------------------------------------------------------------
                                   APPENDIX D
--------------------------------------------------------------------------------


                             FIXED INTEREST DIVISION

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by Golden American Life Insurance Company. The Fixed Interest Division is part of the Golden American General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 1999. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

--------------------------------------------------------------------------------
                                   APPENDIX E
--------------------------------------------------------------------------------


                  PROJECTED SCHEDULE OF ING GET FUND OFFERINGS

                             OFFERING DATES          GUARANTEE DATES

     ----------------------- ----------------------- -----------------

     GET S SERIES            06/14/02-09/11/02       09/12/02-09/14/07

     GET T SERIES            09/12/02-12/11/02       12/12/02-12/14/07

     GET U SERIES            12/12/02-03/12/03       03/13/03-03/14/08

     GET V SERIES            03/13/03-06/12/03       06/13/03-06/13/08

                                    ING (lion logo)



                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

            Golden American Life Insurance Company is a stock company
                             domiciled in Delaware.
-------------------------------------------------------------------------------
RS Rollover Choice-121821                                            05/01/2001

                                     PART B

                       Statement of Additional Information

                       Statement of Additional Information

                            ING ROLLOVER CHOICE PLUS
                                VARIABLE ANNUITY

                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Golden American Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Golden American Life Insurance Company, Customer Service Center, P.O. Box 2700, West Chester, Pennsylvania 19380-1478 or telephone 1-800-366-0066.


                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:
                                   June ___, 2002

                                TABLE OF CONTENTS

ITEM                                                                        PAGE

Introduction                                                                   1
Description of Golden American Life Insurance Company                          1
Safekeeping of Assets                                                          1
The Administrator                                                              1
Independent Auditors                                                           1
Distribution of Contracts                                                      1
Performance Information                                                        2
IRA Partial Withdrawal Option                                                  5
Other Information                                                              6
Financial Statement of Golden American Life Insurance Company
Financial Statements of Separate Account B                                     6

                                  INTRODUCTION

This Statement of Additional Information provides background information regarding Separate Account B.

              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. Golden American is a wholly owned subsidiary of Equitable Life Insurance Company of Iowa ("Equitable Life"). Equitable Life is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("Equitable of Iowa") which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING") a global financial services holding company based in the Netherlands. ING had approximately $624 billion in assets as of December 31, 2001.

As of December 31, 2001, Golden American had approximately $808.1 million in stockholder's equity and approximately $14.3 billion in total assets, including approximately $10.9 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), which was licensed to do variable annuity business in the states of New York and Delaware. First Golden was merged into ReliaStar Life Insurance Company of New York, another wholly owned subsidiary of ING and an affiliate, on April 1, 2002.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Separate Account B.

                                THE ADMINISTRATOR

Effective January 1, 1997, Equitable and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Equitable Life billed Golden American $309,000 and $930,000 pursuant to the service agreement in 2001 and 2000, respectively.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, independent auditors, performs annual audits of Golden American and Separate Account B.

                            DISTRIBUTION OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker/dealer institutions during the year ended December 31,

1999. For the year ended December 31, 2000 and December 31, 2001 only a single broker/dealer institution sold more than 10% of Golden American's variable insurance products. For the years ended 2001, 2000 and 1999 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of New York, to Directed Services, Inc. aggregated $223,321,000, $208,883,000 and $181,536,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $23,138,000, $21,296,000, and $10,136,000 for the years ended 2001, 2000, and 1999, respectively.

                             PERFORMANCE INFORMATION

Performance information for the subaccounts of Separate Account B, including yields, standard annual returns and other non-standard measures of performance of all subaccounts, may appear in reports or promotional literature to current or prospective owners. Such non-standard measures of performance will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC. Negative values are denoted by minus signs ("-").

Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, four death benefit options are available. The following performance values reflect the election at issue of the Option Package III, thus providing values reflecting the highest aggregate contract charges. If one of the other option packages had been elected, the historical performance values would be higher than those represented in the examples.

SEC STANDARD MONEY MARKET SUBACCOUNT YIELDS
Current yield for the Liquid Asset Subaccount will be based on the change in the value of a hypothetical investment (exclusive of capital changes or income other than investment income) over a particular 7-day period, less a pro rata share of subaccount expenses which includes deductions for the mortality and expense risk charge and the administrative charge accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

          Effective Yield = [(Base Period Return) +1)^365/7] - 1

The current yield and effective yield of the Liquid Asset Subaccount for the 7-day period December 25, 2001 to December 31, 2001 were -0.08% and -0.08% respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET SUBACCOUNTS
Quotations of yield for the remaining subaccounts will be based on all investment income per subaccount earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

          Yield = 2 x [((a - b)/(c x d) + 1)^6 - 1]

Where:    [a]  equals the net investment income earned during the period by the investment portfolio attributable to shares owned by a subaccount
          [b]  equals the expenses accrued for the period (net of
               reimbursements)
          [c]  equals the average daily number of units outstanding during the period based on the accumulation unit value
          [d]  equals the value (maximum offering price) per accumulation unit value on the last day of the period

Yield on subaccounts of Separate Account B is earned from the increase in net asset value of shares of the investmenr portfolio in which the subaccount invests and from dividends declared and paid by the investment portfolio, which are automatically reinvested in shares of the investment portfolio.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL SUBACCOUNTS
Quotations of average annual total return for any subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated pursuant to the formula:

          P(1+T)^(n)=ERV

Where:    (1) [P]   equals a hypothetical initial premium payment of $1,000
          (2) [T]   equals an average annual total return
          (3) [n]   equals the number of years
          (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                    (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Except for subaccounts which had not commenced operations as of December 31, 2001, Average Annual Total Return for the Subaccounts presented on a standardized basis, which includes deductions for the maximum mortality and expense risk charge for Option Package II of 0.80%, and administrative charges of 0.15%, for the year ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Standardized with
---------------------------------------------------------------------------
Rider Charges
-------------

                                STANDARDIZED
Rollover Choice 5% Rollup       with Surrender                                               Inception
110 BPT CDSL                        1 Year         5 Year         10 Year       Inception    Date
=                               =              =              =               =
Core Bond                                -4.69          -0.52             n/a           2.64      07-Oct-94
Liquid Asset                             -3.32           3.22            3.27           3.88      25-Jan-89
Total Return                             -6.63           8.61             n/a          10.76      07-Oct-94

          P(1+T)^(n)]=ERV

Where:    (1) [P]   equals a hypothetical initial premium payment of $1,000
          (2) [T]   equals an average annual total return
          (3) [n]   equals the number of years
          (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period
                    (or fractional portion thereof) assuming certain loading and charges are zero.

Except for the subaccounts which had not commenced operations as of December 31, 2001, Average Annual Total Return for the subaccounts presented on a non-standardized basis, which includes deductions for the maximum mortality and expense risk charge for the Option Package II of 0.80% and administrative charges of 0.15%, for the year ending December 31, 2001 were as follows:

Average Annual Total Return for Periods Ending 12/31/01 - Non-Standardized
---------------------------------------------------------------------------

                                NON-STANDARDIZED
Rollover Choice 5% Rollup       w/o Surrender,  w/o Contract                                 Inception
110 BPT CDSL                        1 Year         5 Year         10 Year       Inception    Date
=                               =              =              =               =
Core Bond                                 1.32           0.14             n/a           2.69      07-Oct-94
Liquid Asset                              2.69           3.80            3.32           3.93      25-Jan-89
Total Return                             -0.61           9.08             n/a          10.80      07-Oct-94

Performance information for a subaccount may be compared, in reports andpromotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and
(iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Separate Account B subaccounts invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

ACCUMULATION UNIT VALUE
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Performance Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Option Package III, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the other option packages are lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
         EXAMPLE 1.

     1.   AUV, beginning of period
     2.   Value of securities, beginning of period
     3.   Change in value of securities
     4.   Gross investment return (3) divided by (2)
     5.   Less daily mortality and expense charge
     6.   Less asset based administrative charge
     7.   Net investment return (4) minus (5) minus (6)
     8.   Net investment factor (1.000000) plus (7)
     9.   AUV, end of period (1) multiplied by (8)

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX) EXAMPLE 2.
     1.   Initial Premium Payment
     2.   AUV on effective date of purchase (see Example 1)
     3.   Number of Units purchased [(1) divided by (2)]
     4.   AUV for valuation date following purchase (see Example 1)
     5. Accumulation Value in account for valuation date following purchase [(3) multiplied by (4)]

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin, we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

   Consolidated Financial Statements of Golden American Life Insurance Company

                           [to be filed by amendment]



                   Financial Statements of Separate Account B

                           [to be filed by amendment]

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements:

     (1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein [to be filed by amendment]

     (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

                                                             SCHEDULE I
                                                       SUMMARY OF INVESTMENTS
                                              OTHER THAN INVESTMENTS IN RELATED PARTIES
                                                       (DOLLARS IN THOUSANDS)



                                                                                                                      BALANCE
                                                                                                                        SHEET
   DECEMBER 31, 2001                                                                    COST(1)          VALUE         AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
    Bonds:
      United States government and governmental agencies and authorities....           $132,081        $129,125        $129,125
      Public utilities......................................................             39,775          38,746          38,746
      Foreign government....................................................            143,574         146,687         146,687
      Corporate securities..................................................          1,111,798       1,116,788       1,116,788
      Other asset-backed securities.........................................            388,250         393,836         393,836
      Mortgage-backed securities............................................            167,049         169,731         169,731
                                                                                  ----------------------------------------------
      Total fixed maturities, available for sale............................          1,982,527       1,994,913       1,994,913

   Equity securities:
      Common stocks: industrial, miscellaneous, and all other...............                 74              55              55

   Mortgage loans on real estate............................................            213,883                         213,883
   Policy loans.............................................................             14,847                          14,847
   Short-term investments...................................................             10,021                          10,021
                                                                                  ---------------                 --------------
   Total investments........................................................         $2,221,352                      $2,233,719
                                                                                  ===============                 ==============

Note 1: Cost is defined as original cost for common stocks, amortized cost for bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.





                                                            SCHEDULE III
                                                 SUPPLEMENTARY INSURANCE INFORMATION
                                                       (DOLLARS IN THOUSANDS)


COLUMN A         COLUMN B       COLUMN C   COLUMN D   COLUMN E    COLUMN F   COLUMN G  COLUMN H      COLUMN I    COLUMN J  COLUMN K
------------------------------------------------------------------------------------------------------------------------------------
                                 FUTURE
                                 POLICY                                                            AMORTIZA-
                               BENEFITS,                 OTHER                          BENEFITS     TION OF
                                 LOSSES,                POLICY                            CLAIMS,   DEFERRED
                 DEFERRED        CLAIMS                 CLAIMS   INSURANCE                LOSSES      POLICY
                   POLICY           AND    UNEARNED        AND    PREMIUMS        NET        AND       ACQUI-      OTHER
              ACQUISITION          LOSS     REVENUE   BENEFITS         AND INVESTMENT SETTLEMENT       SITION   OPERATING  PREMIUMS
SEGMENT             COSTS      EXPENSES     RESERVE    PAYABLE     CHARGES     INCOME   EXPENSES        COSTS   EXPENSES*   WRITTEN
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001:

Life insurance   $709,042    $2,178,189      $6,241       $836    $163,805    $94,396   $209,082      $45,229   $232,659         --

YEAR ENDED DECEMBER 31, 2000:

Life insurance   $635,147    $1,062,891      $6,817        $82    $144,877    $64,140   $200,031      $55,154   $143,764         --

YEAR ENDED DECEMBER 31, 1999:

Life insurance   $528,957    $1,033,701      $6,300         $8     $82,935    $59,169   $182,221      $33,119   $(83,370)        --



* This includes policy acquisition costs deferred for first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.





                                                             SCHEDULE IV
                                                             REINSURANCE


Column A                                             COLUMN B        COLUMN C         COLUMN D        COLUMN E        COLUMN F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENTAGE
                                                                     CEDED TO          ASSUMED                       OF AMOUNT
                                                        GROSS           OTHER       FROM OTHER             NET         ASSUMED
                                                       AMOUNT       COMPANIES        COMPANIES          AMOUNT          TO NET
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2001:
    Life insurance in force.................     $169,252,000     $94,783,000              --      $74,469,000              --
                                                ================================================================================

AT DECEMBER 31, 2000:
    Life insurance in force.................     $196,334,000    $105,334,000              --      $91,000,000              --
                                                ================================================================================

AT DECEMBER 31, 1999:
    Life insurance in force.................     $225,000,000    $119,575,000              --     $105,425,000              --
                                                ================================================================================




EXHIBITS

(b)

(1) Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant (1)

(2)    Not applicable

(3)(a) Distribution Agreement between the Depositor and
       Directed Services, Inc. (1)
   (b) Form of Dealers Agreement (1)
   (c) Organizational Agreement (1)
   (d) Addendum to Organizational Agreement (1)
   (e) Expense Reimbursement Agreement (1)
   (f) Form of Assignment Agreement for Organizational Agreement (1)

(4)(a) Form of Variable Annuity Group Master Contract (2)
   (b) Form of Variable Annuity Contract (2)
   (c) Form of Variable Annuity Certificate (2)
   (d) Form of GET Fund Rider (2)
   (e) Section 72 Rider (2)
   (f) Waiver of Surrender Charge Rider (2)

(5)    Not applicable

(6)(a) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95 (1)
   (c) By-laws of Golden American Life Insurance Company, dated 01/07/94 (1)

(7)    Not applicable

(8)(a) Service Agreement between Golden American Life Insurance
       Company and Equitable Life Insurance Company of Iowa (1)
   (b) Service Agreement between Golden American Life Insurance Company and Directed Services, Inc.(1)
   (c) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC (1)
   (d) Reciprocal Loan Agreement between Golden American Life Insurance Company and ING America Insurance Holdings, Inc. (1)
   (e) Revolving Note Payable between Golden American Life Insurance Company and SunTrust Bank (1)
   (f) Surplus Note, dated 12/17/96, between Golden American Life Insurance Company and Equitable of Iowa Companies (1)
   (g) Surplus Note, dated 12/30/98, between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa (1)
   (h) Surplus Note, dated 09/30/99, between Golden American Life Insurance Company and ING AIH (1)
   (i) Surplus Noted, dated 12/08/99, between Golden American Life Insurance Company and First Columbine Life Insurance Company (1)
   (j) Surplus Note, dated 12/30/99, between Golden American Life Insurance Company and Equitable of Iowa Companies (1)
   (k) Reinsurance Agreement, dated 06/30/00, between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa (1)
   (l) Renewal of Revolving Note Payable between Golden American Life Insurance Company and SunTrust Bank as of April 30, 2001 and expiring May 31, 2002 (1)
   (m) Reinsurance Agreement, effective 01/01/00, between Golden American Life Insurance Company and Security Life of Denver International Limited (1)
   (n) Letter of Credit between Security Life of Denver International Limited and The Bank of New York (1)
   (o) Form of Services Agreement among Golden American Life Insurance Company and ING affiliated Insurance Companies listed on Exhibit B (2)
   (p) Form of Services Agreement between Golden American Life Insurance Company and ING North American Insurance Corporation, Inc. (2)
   (q) Form of Shared Services Center Agreement among ING North American Insurance Corporation, Inc. and ING affiliated Insurance Companies (2)
   (r) Participation Agreement between Golden American and ING Variable Products Trust (3)
   (s) Participation Agreement between Golden American and Pioneer Variable Contracts Trust (3)
   (t) Participation Agreement between Golden American and Fidelity
       Variable Insurance Products (3)
   (u) Participation Agreement between Golden American and AIM Variable Insurance Funds, Inc. (3)
   (v) Participation Agreement between Golden American and ING Variable Portfolios, Inc. (4)
   (w) Participation Agreement between Golden American and Franklin Templeton Variable Insurance Products Trust (4)
   (x) Participation Agreement between Golden American and
       ING Partners, Inc. (4)
   (y) Amendment to Participation Agreement between Golden American and
       ING Partners, Inc. (4)
   (z) Participation Agreement between Golden American and Janus Capital Corporation (4)
  (aa) Form of Participation Agreement between Golden American and
       Oppenheimer Variable Account Funds (4)

(9)    Opinion and Consent of Kimberly J. Smith - (to be filed by amendment)

(10)(a) Consent of Ernst & Young LLP, Independent Auditors
         - (to be filed by amendment)
    (b) Consent of Kimberly J. Smith, incorporated in Item 9 of this Part C, together with the Opinion of Kimberly J. Smith.

(11)   Not applicable

(12)   Not applicable

(13)   Schedule of Performance Data (4)

(14)   Not applicable

(15)   Powers of Attorney

(16)   Subsidiaries of ING Groep N.V. (3)

------------------------------

(1) Incorporated by reference to Initial Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on September 28, 2001.

(2) Incorporated by reference to Pre-Effective Amendment 1 to the Registration Statement on Form N-4 for Separate Account B filed with the Securities and Exchange Commission on December 11, 2001.

(3) Incorporated herein by reference to Post-Effective Amendment No. 32 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B (File Nos. 033-23351, 811-5626).

(4) Incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Golden American Life Insurance Company Separate Account B (File Nos. 333-70600, 811-5626).

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                           Principal                  Position(s)
Name                    Business Address              with Depositor
----                    ----------------              --------------

Keith Gubbay            ING Insurance Operations      Director and President
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Chris D. Schreier       ReliaStar Financial Corp.    Chief Financial Officer,
                        20 Washington Avenue South   Director and Vice President
                        Minneapolis, MN  55402

Thomas J. McInerney     ING Aetna Financial Services  Director
                        151 Farmington Avenue
                        Hartford, CT  06156

Mark A. Tullis          ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

P. Randall Lowery       ING Insurance Operations      Director
                        5780 Powers Ferry Road
                        Atlanta, GA  30327-4390

Kimberly J. Smith       Golden American Life Ins. Co. Executive Vice President,
                        1475 Dunwoody Drive           General Counsel and
                        West Chester, PA  19380       Assistant Secretary

James R. McInnis        Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Marketing
                        West Chester, PA  19380       Officer

Stephen J. Preston      Golden American Life Ins. Co. Executive Vice President
                        1475 Dunwoody Drive           and Chief Actuary
                        West Chester, PA  19380

Steven G. Mandel        Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Chief Information Officer
                        West Chester, PA  19380

Antonio M. Muniz        Golden American Life Ins. Co. Senior Vice President,
                        1475 Dunwoody Drive           Actuary
                        West Chester, PA  19380

David L. Jacobson       Golden American Life Ins. Co. Senior Vice President and
                        1475 Dunwoody Drive           Assistant Secretary
                        West Chester, PA  19380

William L. Lowe         Equitable of Iowa Companies   Senior Vice President,
                        909 Locust Street             Sales & Marketing
                        Des Moines, IA  50309

Robert W. Crispin       ING Investment Management Inc. Senior Vice President
                        5780 Powers Ferry Road         Investment
                        Atlanta, GA  30327-4390

Boyd G. Combs           ING Insurance Operations      Senior Vice President
                        5780 Powers Ferry Road        Taxation
                        Atlanta, GA  30327-4390

David S. Pendergrass    ING Insurance Operations      Vice President and
                        5780 Powers Ferry Road        Treasurer
                        Atlanta, GA  30327-4390

Paula Cludray-Engelke   ReliaStar Financial Corp.     Secretary
                        20 Washington Avenue South
                        Minneapolis, MN  55402

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owned 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose of First Golden was to offer variable products in the state of New York. First Golden was merged into ReliaStar Life Insurance Company of New York, an affiliate of the Depositor on April 1, 2002.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep, N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING Groep N.V., as of February 5, 2002, are included in this Registration Statement as Exhibit 16.

ITEM 27:  NUMBER OF CONTRACT OWNERS

As of May 31, 2002, there are 101,158 qualified contract owners and 127,316 non-qualified contract owners in Golden American's Separate Account B.

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER

(a) At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B, Equitable Life Insurance Company of Iowa Separate Account A, ReliaStar Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of Golden American and The GCG Trust.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's Distributor. The principal business address for each officer and director following is 1475 Dunwoody Drive, West Chester, PA 19380-1478, unless otherwise noted.

Name and Principal             Positions and Offices
Business Address               with Underwriter
--------------------            ---------------------

James R. McInnis               Director and President

Alan G. Hoden                  Director

Stephen J. Preston             Director

David S. Pendergrass           Vice President and Treasurer
ING Insurance Operations
5780 Powers Ferry Road
Atlanta, GA  30327-4390

David L. Jacobson              Senior Vice President

Kimberly J. Smith              Secretary

(c)
             2001 Net
Name of      Underwriting   Compensation
Principal    Discounts and      on        Brokerage
Underwriter  Commissions    Redemption    Commissions  Compensation
-----------  ------------   ------------- -----------  ------------
DSI          $229,726,411       $0            $0           $0


ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478, ING Americas at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines, Iowa 50309.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more that 16 months old so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

1. The account meets the definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B, has duly caused this Registration Statement to be signed on its behalf in the City of West Chester, Commonwealth of Pennsylvania, on the [ ] day of June, 2002.



                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Keith Gubbay*
                                     President

Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Vice President and Associate
         General Counsel of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June [ ], 2002.

Signature                     Title
---------                     -----

                             President
--------------------
Keith Gubbay*



                DIRECTORS OF DEPOSITOR



----------------------
Thomas J. McInerney*


----------------------
Chris D. Schreier*


----------------------
Mark A. Tullis*


----------------------
P. Randall Lowery*


Attest: /s/ Linda E. Senker
        ------------------------
         Linda E. Senker
         Vice President and Associate
         General Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX

ITEM                EXHIBIT                                    PAGE #
----                -------                                    ------

15                Power of Attorney                            EX-99.B15